Exhibit 99.2

Management’s Discussion & Analysis

For the year ended

December 31, 2022

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Set out below is management’s assessment and analysis of the results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the years ended December 31, 2022 and 2021. The following information is prepared as of April 28, 2023 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in this management’s discussion and analysis (“MD&A”) are quoted in United States dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR at www.sedar.com.

This MD&A contains certain statements that may be deemed “forward-looking statements”. Information set forth may involve forward-looking statements under applicable securities laws. These statements are based on available information to date, and such plans are subject to ongoing evaluation and analysis, and to date our properties remain in the exploration stage and no economic studies have been completed with respect to any restart of operations at our existing plants. These and other forward-looking statements in this MD&A are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks identified in this MD&A under the headings “Risk Factors and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” and most recent annual information form or other reports and filings with applicable Canadian securities regulators. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the respective companies undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward- looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: The Company reports mineral resources on its projects according to Canadian standards, which differ from the requirements of U.S. securities laws. Mineral resource estimates have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. Pursuant to the U.S. Rules, the SEC recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not generally form the basis of feasibility or pre-feasibility studies. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the U.S. Rules and the CIM Standards. The mineral resources are estimates and no assurances can be given that the indicated levels of uranium will be produced. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

The technical content disclosed in this MD&A was reviewed and approved by John Seeley, the manager of geology and exploration of the Company and a Qualified Person as defined under National Instrument 43-101.

Our Company

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia and is a reporting issuer in all of the Provinces of Canada other than Quebec. The Company also files reports with the U.S. Securities and Exchange Commission (“SEC”). The Company’s Shares are listed on the NYSE American and the TSX Venture Exchange under the trading symbol EU.

Total issued and outstanding shares at issuance of this report: 143,181,688 common shares.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Our Vison: Fueling the Future

enCore Energy Corp. (“enCore”) is focused on becoming the leading domestic producer of uranium in the United States. We will utilize the proven in-situ recovery technology (ISR) to provide fuel for the generation of clean, reliable and carbon free energy. It is our goal to build our company’s production capacity to 3 million pounds U3O8 per year in 3 years and 5 million pounds U3O8 per year in 5 years.

Our Objectives

Focus on Production-Ready Assets: Utilizing our production-ready ISR Central Processing Plants (CPP) in South Texas, we have created a strategy for the creation of value and phased growth to meet an ever-growing need for nuclear energy in the United States. Our plan to start production in 2023 is a key objective in executing our strategy. We are focused on a long-term strategy of being a vital component of the nuclear industry, an industry poised for growth for the first time in over 45 years.

Application of In-Situ Recovery (ISR) Technical Expertise

The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. The safety of our people and the environment is essential to our operations, and we remain solely focused on ISR technology to produce uranium as a proven effective and environmentally responsible technology.

Providing Growth and Value to Shareholders

We have demonstrated through three significant transactions since December 2020 that we can drive growth and provide value for our shareholders through select, accretive merger and acquisition (M&A) opportunities as well as from organic growth from existing assets. We believe that the catalyst created by the commencement of production at multiple facilities will provide further value to our shareholders as we will join a select group of peers with established uranium production.

Reducing Risk to Shareholders and Operations

We operate in safe, business-friendly jurisdictions with clear regulatory environments in order to predictably advance a balanced pipeline of established projects to production.

Implementing a Non-Core Asset Divestment Strategy

We have demonstrated the ability to derive value for our shareholders from our non-core assets using different approaches to divestment. We maintain a number of non-core conventional projects that are available for acquisition.

Acting with Fiscal Responsibility and Strong Governance

We have a skilled Board of Directors and an experienced management team with strong corporate governance values. We work to ensure that our costs are as low as practicable while being able to leverage our assets to provide value to our shareholders. We assess supply chain risks to ensure that we are able to obtain critical components in a manner sufficient to sustain our strategy. We have supply agreements with established trading partners that include nuclear utilities and have negotiated sales terms to assure that we receive an effective return on investment when considering capital, operating and overhead costs.

Our Business: Fueling the Future

We own 3 of the 11 licensed and constructed Central ISR Uranium Processing Plants (CPP’s) in the United States. All of our existing facilities are located in the business-friendly, energy-centric State of Texas. These plants are designed and permitted to process uranium from a variety of satellite plants and primary sources within South Texas. In addition, we have several key mineral resource projects in other jurisdictions within the U.S. Our NI43-101 compliant resources are listed below:

Total indicated Mineral Resources 103.79 MM pounds U3O8

Total Inferred Mineral Resources 29.03 MM pounds U3O8

With the United States being the world’s largest consumer of uranium to produce nuclear energy, and largely dependent on imported uranium, we believe we will see increasing demand for domestically produced uranium. Our strategy is to leverage our uranium production, expected to begin this calendar year, to drive value for our shareholders and establish our place in the nuclear fuel cycle as a preferred supplier. With established and future sales contracts with nuclear utilities, our product will fuel clean, reliable and carbon-free electricity generation that provides almost 20% of the total U.S. demand. Uranium, used for nuclear energy, is an important green energy fuel source. Unlike most fossil fuels, the cost of nuclear fuel (uranium) only constitutes a small portion of total nuclear power generating costs. This low-cost basis is important to the ultimate electricity consumer because an increase in the uranium price has a relatively insignificant impact on the cost of electricity.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Our strategy starts in South Texas, where we have an objective to start uranium production at our Rosita Central ISR Uranium Processing Plant (Rosita CPP) in later 2023, followed by 2024 planned production from the Alta Mesa Central ISR Uranium Processing Plant (Alta Mesa CPP). South Texas is a key part of our strategy for the following reasons:

●	Texas is a well-established U.S. uranium district with most deposits suitable for ISR from sandstone-hosted mineralization and a total historic production of ~80 million pounds of U3O8;

●	Texas is a long-established pro-development jurisdiction in the U.S. for uranium production and is an energy friendly State.

●	Texas has identified deposits of approximately 141 million pounds U3O8 equivalent of in-situ mineralization remaining according to the U.S. Geological Survey (“USGS”);

●	The USGS estimates there is further potential to discover an approximate additional 220 million pounds of U3O8 in the South Texas Coastal Plain where our licensed production facilities are located.

●	enCore owns and operates three licensed South Texas CPP’s that are capable of production using feed from multiple regional satellite IX systems located on outlying uranium deposits within an economic shipping radius.

Uranium market conditions are improving due to the realization of shifting market supply-demand fundamentals and a shift toward de-globalization in the nuclear industry. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply, along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 437 reactors operating, 56 reactors under construction, and 70 reactors planned for construction. Nuclear energy, fueled by uranium, is gaining acceptance as a clean and reliable energy source, a clearly superior choice for the world. The growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront, with the United States being the world’s largest consumer of uranium. Currently, the U.S. is completely reliant on imported uranium, but as geopolitical changes are forcing the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the U.S. as a source of uranium to secure a domestic supply chain and diversify away from Russia, Kazakhstan, Uzbekistan, and China.

enCore’s business objective represents a powerful economic opportunity in the changing and growing uranium market and nuclear energy industry. Our strong technical team forms the basis for our strength with extensive expertise in ISR operations, reclamation, permitting and exploration. We have a broad set of uranium assets that provide a growing production pipeline that includes near-term production in Texas followed by pipeline projects in South Dakota and Wyoming with longer term production planned from our extensive resources in New Mexico. Our team enjoys access to a large collection of proprietary databases of United States assets allowing us exclusive benefits from historic exploration, development and production data generated over almost 100 years by a number of major companies including Union Carbide, W.R. Grace, UV Industries, Getty Oil, Uranium Resources and others.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

With our diverse portfolio of uranium projects, enCore is prioritizing projects that will utilize ISR technology to produce uranium. ISR, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. Compared to conventional underground and open pit uranium mining and milling, the historic worker safety record in the ISR segment of the industry has been unsurpassed in the mining industry overall.

To support our production pipeline and development plans, we have a uranium sales strategy exposing the company to a base level of projected income while preserving significant ability to realize opportunities in the spot market. This strategy assures that we will have committed sales to support the capital necessary for construction of new projects while maintaining flexibility to be opportunistic as market conditions continue to change in favorable ways. In 2021, we announced two term supply agreements, one with UG USA and one with a Fortune 150 U.S. nuclear utility. In 2022, we announced a third term supply agreement with a U.S. based nuclear utility; subsequently, we announced a 4th sales agreement with another Fortune 500 U.S. utility in February 2023. Our utility contracts are all spot related with minimum floor and maximum ceiling prices that are adjusted upward annually for inflation. Minimum floor prices are set at such levels to provide the Company a comfortable margin over its expected costs of operations in Texas while giving the Company participation in anticipated escalations of the price of uranium. Combined, we have secured 3.65 million pounds U3O8 in committed uranium sales contracts from 2023 to 2030. Two of the contracts provide the optionality to extend with an additional 1.65 million pounds U3O8 to 2032. We will continue to assess opportunities to secure future term agreements that will support our continued project and production growth strategies.

Our initial production strategy over the next 3 years is centered on our three fully licensed Texas CPP’s located at Rosita, Alta Mesa and Kingsville Dome. All of these plants are designed for, and fully capable of, processing feed resin from relocatable satellite ion-exchange (IX) plants employed at various deposits within a 100-mile radius of each plant. The Rosita CPP is expected to be operational in late 2023 with the Alta Mesa CPP following in 2024. We exclusively utilize an alkaline chemistry to recover uranium that is formed using native groundwater, oxygen, and sodium bicarbonate (baking soda). Our uranium ore bodies are highly amenable to this chemistry. As uranium-loaded groundwater is pumped to the surface, uranium is collected on ion exchange resin and barren groundwater is refortified with oxygen and re-injected. At Alta Mesa, uranium-loaded groundwater will be pumped directly into the CPP, whereas at the satellite production areas loaded resin will be trucked to the CPP, where the uranium is recovered, concentrated, dried, and packaged. Barren resin is transported back to the satellite plant located at the production wellfield for re-use. This approach provides a low-cost production model that allows us to produce from a diverse set of uranium properties in multiple remote locations utilizing central plant locations.

Our fully licensed and 100% owned Rosita CPP is our starting point for our Texas production strategy. It is located approximately 60 miles from Corpus Christi, Texas and has an 800,000-pound U3O8 per year production capacity, having been recently modernized and refurbished in 2022. The plant is on schedule and on budget to meet a late 2023 production target. The Rosita Plant will act as the central processing site for the Rosita Extension, Rosita South, and Upper Spring Creek Uranium Projects.

In February 2023, we acquired 100% of the Alta Mesa Project from Energy Fuels, Inc. Our fully licensed and 100% owned Alta Mesa ISR Uranium CPP is located approximately 100 miles southeast of Corpus Christi, TX, and has a production capacity of 1.5 million pounds U3O8 per year through its ion exchange system located at the central plant. The facility has IX elution, precipitation, drying, and packaging capacity for 2.0 million pounds U3O8 per year. This capacity is designed to accept direct production feed to the IX columns in the plant and concurrently accept loaded resin from satellite locations. The Alta Mesa Project includes the existing and near-term production areas, including the fully permitted and authorized production areas 6 & 7. Alta Mesa has 9 additional mineral resource areas, described in the “Our Assets” section of this document. The project encompasses mineral leases on 200,000 acres of private land with a 3.5% royalty at current uranium spot market prices.

The Kingsville Dome CPP is currently maintained to be available to increase production capacity as additional satellite plants and production wellfields are brought into production.

Simultaneous to advancing production in South Texas, we are advancing our production pipeline in other states where we have uranium projects. Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources, including a 2019 PEA citing robust economics. The project has its source material license from the U.S. Nuclear Regulatory Commission and its injection permits from the U.S. Environmental Protection Agency.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

We are currently advancing work on the remaining permitting effort with the expectation that cash flow from our Texas operations will support the buildout of Dewey-Burdock for production. We have also started the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in central Wyoming, approximately 60 miles west of Casper, WY. Gas Hills has a current resource and robust economics as described in a 2021 PEA. It is ideally located in the historic Gas Hills Uranium Mining District, a brownfield area of extensive previous mining. We have Dewey-Burdock and Gas Hills as our mid-term production assets within our planned production pipeline.

Our assets in New Mexico represent a major long-term asset in our planned production pipeline. enCore has successfully acquired a dominant position in the historic Grants Uranium District in New Mexico. We control mineral rights over approximately 500 square miles containing significant uranium resources located in several different deposits. We are committed to the significant work necessary to overcome legacy issues related to historic uranium mining and milling in New Mexico and its effect on indigenous and local communities. We are executing an engagement strategy with local communities to educate one another and work together to realize economic and social benefits of collectively exploiting these significant resources in an environmentally superior way, unlocking the value of the assets to all parties’ benefit.

Additionally, we have significant mineral holdings in Wyoming, Arizona, Utah, and Colorado that can have their value unlocked through our non-core asset disposition program. We are amenable to various arrangements with 3rd parties including but not limited to outright sale, lease or in rare instances potential joint ventures of these non-core assets.

At enCore, we have a clear pathway to production across the United States and are focusing our expansion efforts within jurisdictions with well-established regulatory environments for the development of ISR uranium projects such as Texas and Wyoming. Both Texas and Wyoming are NRC Agreement states whereby the Nuclear Regulatory Commission has ceded its regulatory authority to the individual state regulators. This streamlined regulatory process is a demonstrable benefit to the uranium industry within these select states. We are leveraging the near-term production assets in South Texas to support our South Dakota based Dewey-Burdock and Wyoming based Gas Hills projects for mid-term production opportunities with advanced projects and established resources. We will leverage mineral rights in historically successful mining areas that have had past exploration and extraction activities. Our significant New Mexico uranium resource endowment provides long-term opportunities and the ability to establish mutually beneficial relationships with indigenous and local communities. We also support communities with local hiring and capital spending in the localities where we work.

In-Situ Recovery Technology

In-Situ Recovery (ISR) is a minimally invasive, environmentally friendly, and economically competitive way of extracting minerals from the ground. It has proven to be a successful method of extracting uranium and due to its cost efficiency, is economically viable to extract lower grade uranium deposits that may not justify the cost of conventional open pit or underground mining. In addition to significantly lower capital and operating costs, ISR operates without the open pits, waste dumps, or tailings associated with conventional mining and milling, making extraction more environmentally responsible while also resulting in a faster and more cost-efficient permitting, development and remediation process. ISR extraction is able to extract the uranium while leaving the surface intact, and when reclamation is completed, it is returned to its original state and use.

Since its first appearance in the 1960s, ISR technology has progressed considerably to the point where the process is a controllable, safe, and benign method of uranium production that is heavily regulated in the United States. ISR now accounts for approximately 70% of all the uranium produced worldwide. While some countries, such as Kazakhstan and Australia, still use harsh chemicals like sulfuric acid to remove the uranium from the ore body, enCore Energy only uses a lixiviant that is a combination of oxygen and sodium bicarbonate in the native groundwater, extracting uranium at a near neutral pH and significantly less environmental impacts.

ISR uranium extraction usually takes place in sandstone deposits, within a portion of the aquifer that the government has exempted from protection as an underground source of drinking water due to its mineral content, such as uranium, radium, and other minerals preventing its use as a source of drinking water, such as uranium, radium, and other minerals. An ISR wellfield is developed using a series of production patterns that are made up of a series of injection and recovery wells. The injection well introduces the lixiviant, made up with native groundwater that is fortified with oxygen and sodium bicarbonate, to the uranium bearing sandstone. As the lixiviant is injected through the uranium bearing sandstone, the uranium is solubilized by the oxygen in the lixiviant, and the uranium-bearing lixiviant is carried through the sandstone to the recovery well. The recovery wells, equipped with submersible pumps, recover the uranium bearing lixiviant out of the sandstone and lift it to the surface. When the uranium bearing lixiviant is lifted to the surface, it is pumped into a surface collection system to be transferred to the ion exchange (IX) system. Surrounding the production patterns is a network of monitor wells that are used to observe the groundwater chemistry and hydrology to assure there are no impacts to adjacent underground sources of drinking water. The combination of the production patterns and the monitor well network constitute what is called a wellfield.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

After the uranium bearing lixiviant reaches the IX system, it flows through a bed of IX resin where the uranium is removed from the lixiviant and loaded onto the IX resin beads. This is a process that is similar to a water softener. The barren lixiviant is returned to the wellfield, where it is refortified with oxygen and sodium bicarbonate, and reinjected into the uranium bearing sandstone. A small portion, approximately 1% of the total volume, of the barren lixiviant is held back from reinjection. This is called a “process bleed”, and it is intended to create a hydraulic sink in the wellfield to contain lixiviant within production patterns.

When the IX resin loads to capacity with uranium, it is regenerated, in a manner exactly as done for a water softener, using a salt solution that is rich in sodium bicarbonate. This process is called “elution”, and the product creates a uranium rich eluant. That eluant is transferred from the ion exchange system to the precipitation system. Using a series of additions of hydrogen peroxide, acid, and sodium hydroxide, the uranium is precipitated from the eluant and a uranium, “yellowcake,” slurry is created. It is then filtered and washed in a filter press, and then the yellowcake slurry is transferred to the drying system. The drying system at enCore’s processing facilities use a low-temperature, zero emission, rotary vacuum drying system, exactly the same equipment used for producing pharmaceuticals. The dried yellowcake is packaged into 55-gallon drums that are grouped in to shipping lots. Each shipping lot is then transported to a North American conversion facility, where it is weighed, sampled, and inventoried. That is the point at which we sell our product to our customers.

When the uranium orebody within an ISR wellfield is depleted, we are required to clean up the groundwater. During the process of extracting uranium from the orebodies using our lixiviant, we do change the groundwater chemistry within the production patterns. We restore the water quality of the groundwater using reverse osmosis technology to clean the impacted groundwater to a quality consistent with the groundwater chemistry prior to the start of lixiviant injection. This process does increase the amount of water that is consumed during wellfield operations, but for an average ISR wellfield, approximately 95% of the groundwater is preserved and retained at the end of the full production and restoration cycle. Once the government approves the groundwater restoration effort, the injection, recovery, and monitor wells are plugged and abandoned and the surface infrastructure is removed. The site is surveyed for residual contamination that may need to be removed, and then the wellfield is returned to its prior use.

The use of ISR technology in the U.S. has a documented strong environmental record. Several wellfields have been restored and released with the former wellfields indistinguishable from the adjacent, unimpacted land. Additionally, the U.S. government, in several public documents has concluded that there have been no impacts to underground sources of drinking water by ISR uranium extraction or restoration. In contrast, the U.S. has several historic conventional uranium mines and mill tailings facilities that have had large and long-lasting documented impacts on the environment and drinking water.

ESG Principles

The long-term success of the Company requires the integration of sustainability into all aspects of our business. Leading environmental, social and governance performance is strongly correlated to strong financial performance and creation of long-term value for our shareholders and other stakeholders. This includes striving to meet the highest standards, contributing toward sustainable development and serving as responsible natural resource stewards to ensure we make positive and lasting impacts on the communities and nations where we operate. enCore is responsible to its shareholders, governments, and community stakeholders as we advance projects forward. enCore considers appropriate best practices and innovative methods to meet and exceed these responsibilities, within our financial means, to best serve our shareholders’ interests and align our Company with the communities where we live and work.

Environment

enCore is a development company that is committed to be a uranium production company. Uranium is the only fuel that is used for the clean air generation of electricity using nuclear power. Currently, in the U.S., nuclear power generates almost 20% of all the country’s electricity. At the same time, it represents 55% of the clean energy generated in the U.S. The advantage of nuclear power is that it can generate this electricity with a relatively small footprint. As a comparison, a 40-acre nuclear power generating station will produce 1,000 MWe at nearly 100% capacity, and on a capacity basis, an equivalent wind generation facility would require almost 400,000 acres of land. Uranium, as a source of energy, provides similar benefits. According to the Department of Energy, one fuel pellet (the size of a pencil eraser) consisting of 4.95% U235 nuclear fuel has the same energy content as 17,000 cubic feet of natural gas, 3 barrels of oil, or one ton of coal.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

enCore is committed to producing uranium in a manner that limits environmental impacts and serves to return the environment to conditions that existed prior to commencement of production. As a result, we are focused on in-situ recovery (‘ISR’) technology as a means to extract uranium. ISR is a lower cost method of uranium extraction with minimal disturbance to existing natural conditions, leaving the host rocks ‘in place.’ This process has demonstrated superior environmental performance, especially in contrast to underground and open pit mining, and milling. The ISR process eliminates the need to blast, excavate and haul ore using large excavation equipment that can have long truck haul distances that require the consumption of significant quantities of fossil fuels, and often require the surface discharge of large quantities of water and dust emissions as well as large waste rock dumps. Existing uranium mills require large areas for the disposal of tailings, and significant emissions are derived from the processing circuits that are released to the environment. In contrast, the production facilities operated by enCore incorporate leading technologies for reducing and eliminating releases to the environment. As a result, the differences are significant and meaningful for everything from permitting to operations to reclamation. Using ISR technology to produce uranium, enCore is able to leverage the demonstrated environmental protections inherent in the process to produce a yellowcake uranium product that is used to fuel America’s nuclear fleet for the generation of 55% of the country’s clean energy.

The ISR technology uses injection and recovery wells constructed into a uranium ore body where a chemically benign solution of natural groundwater mixed with oxygen and sodium bicarbonate, similar in chemical strength to club soda. Using pipelines, the resulting uranium-bearing water is returned to an ion exchange facility, where the uranium is removed from the circulating groundwater, and the groundwater is reused for continued uranium recovery. The uranium is removed from the resin using a regeneration process that is commonly used in the water treatment industry. Then using limited quantities chemicals, the uranium is precipitated, dried and packaged. This process is conducted wet, and there are no measurable air emissions from the process. Once the uranium is depleted in the ore body, the groundwater is restored to water quality that matches the quality of use prior to mining. Then the injection and recovery wells are plugged, the infrastructure is removed, and the land and water are returned to their prior use. Throughout this process, groundwater quality and the surrounding environment is monitored using a network of monitor wells and environmental monitoring stations.

The environmental advantages offered by ISR to produce uranium from construction, through production, and for reclamation ultimately allow for a minimal residual footprint throughout the mining cycle without the need for moving massive quantities of waste rock for backfill or a permanent impoundment containing tailings that must be monitored in perpetuity. We operate solely in the United States, where the most advanced environmental and safety regulations are in effect compared to much of the rest of the world.

enCore is committed to environmental performance, and we do this by:

●	We will manage production operations using best practices and innovative technologies, to protect underground sources of drinking water.

●	We will manage and monitor our production facilities using best practices and innovative technology to minimize and eliminate potential emissions and releases that have the potential to impact the environment or the public.

●	We will manage our activities for exploration, development, production, and reclamation to minimize our environmental footprint and limit land disturbance.

●	We will treat groundwater impacted by our uranium production activities and restore it to the water quality or class of use that existed prior to production.

enCore supports nuclear energy by reliably supplying uranium for the generation of clean air energy, which:

●	Is carbon-free. It is the largest source of carbon-free electricity in the United States and protects our air quality by generating electricity without other harmful emissions.

●	Is a zero-emission clean energy source. According to the Nuclear Energy Institute (NEI), the United States avoided more than 476 million metric tons of carbon dioxide emissions in 2019.

●	Produces minimal waste. All of the used nuclear fuel produced by the U.S. nuclear energy industry over the last 60 years would fit on a football field to a height of less than 10 yards.

●	Is reliable. Nuclear power plants are the most efficient source of electricity, operating 24/7 at a more than 93 percent average capacity factor. That’s more than two times the capacity factor of any other carbon-free source.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Social

At enCore, we begin by creating a strong, united workforce with a commitment to safety as a way of life. Safety is our first value and leading measure of excellence, and our governing Safety Principles apply to our employees, contractors, visitors, and vendors at our sites, and to any location where an employee is engaged in work activities. We approach safety with both vigilance and humility, understanding that incident-free workplaces can be achieved only by accountability and continuous improvement at all levels of our organization.

We seek a workforce that is comprised of diverse backgrounds, thoughts, and experiences. Our company strives to attract and retain the best people, develop their potential, and align their skills to important initiatives and activities. We believe in fostering an inclusive work environment built on mutual trust, respect, and engagement. And we invest in our employees through health and wellness programs, competitive benefits, and development opportunities. Empowered employees can empower others.

Our people are at the core of enCore’s ability to deliver business results and benefit our communities. We recognize that we must leverage the power of inclusion and diversity to continue to attract and retain the best people.

At enCore, we provide an essential product that enables economic prosperity and a better quality of life for individuals and communities worldwide. We are also providing employment opportunities, payroll taxes, royalties, and charitable contributions for the local communities where our employees live and work. Together, that economic activity generates throughout the value chain indirect economic benefits into the communities where we operate that supports direct contributions that create jobs and strengthen communities, including wages, taxes, capital investments and vendor contracts.

enCore has respect for the Indigenous people maintaining strong relationships and communications with those communities throughout the life of mine process. We believe in consultation as required under legislation in a dual path with community engagement. We are strong advocates for engaging with the community, governments, and indigenous communities in proactive and innovative manners – early and often. Our proximity to communities contributes to the overall health of these communities.  We respect and incorporate language, spirituality, and ceremony at the request of the Indigenous community.

We support innovative economic and community engagement programs and strategies to ensure we bring community values into our projects. At all times we seek to create spin off benefits from our operations as a means of ensuring greater economic and social benefits from our activities.

Governance

enCore has corporate, health, safety, and environmental policies in place to ensure a safe workplace that is respectful of our employees.  Our health and safety policies are reviewed with regulators to ensure compliance and to protect our employees, communities, and shareholders. Our environmental policies address important issues including groundwater protection, waste minimization, and zero discharges. enCore will also assure that it maintains financial responsibility for groundwater restoration, decommissioning, reclamation, and release for unrestricted use as our activities grow and advance.

We seek a diverse and inclusive work force when in development and production through employment of women and members of Indigenous communities. Our pay scales are competitive and meant to be equitable and fair for all employees.

Executive compensation is managed by an independent compensation committee with pay structures designed to reflect industry standards. Management represents a large percentage of ownership and is motivated to make strategic business decisions designed to create benefit for all our shareholders.

Corporate governance policies range from a Code of Conduct and social media guidelines to the prevention of insider trading and sharing of confidential information.  We have policies in place to ensure we do not expose the Company to bribery, extortion and money laundering.

We strive to conduct ourselves in a respectful, professional, and accountable manner at all times.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Corporate Highlights for 2022

On January 4, 2022, the Company announced the closing of the Plan of Arrangement whereby the Company acquired all of the outstanding shares of Azarga Uranium. Pursuant to the Arrangement, the Company acquired all of the issued and outstanding common shares of Azarga Uranium on the basis of 0.375 common shares of enCore for each Azarga Uranium share. Outstanding warrants and options to purchase common shares of Azarga Uranium were deemed to be exchanged for options and warrants to purchase common shares of enCore and were adjusted in accordance with their terms based on the exchange ratio. The Company also announced that the U.S. Nuclear Regulatory Commission (“NRC”) was completing a review in connection with the NRC’s consent to the change of control over the Dewey-Burdock Source and By-Product Materials License.

On February 15, 2022, the Company entered into an agreement to forward purchase 200,000 pounds U3O8 from a third party. The agreement allows the Company to acquire uranium in 2023 at a fixed price, and the Company has prepaid a portion of the forward purchase price to secure the purchase agreement.

On February 28, 2022, the Company sold 100,000 pounds U3O8 for US$42.50 per pound for a realized revenue of US$4,250,000.

In February 2022, the U.S. Nuclear Regulatory Commission (“NRC”) approved the indirect change of control over the Dewey-Burdock Source and By-Product Materials License, enabling the Company to receive, acquire, possess, and transfer natural uranium and byproduct material in any form without restriction on quantity, at the Dewey-Burdock Project in Fall River and Custer Counties, South Dakota.

On March 1, 2022, the Company announced the filing of the Technical Report prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) in connection with its Crownpoint and Hosta Butte uranium project located in northwestern New Mexico.

On March 25, 2022, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 6,535,947 units of the Company at a price of $3.53 per unit for aggregate gross proceeds of 23,057,411 ($29,999,998.26 CAD). Each unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Common Share at an exercise price of $2.00 until March 25, 2024. The Company paid the underwriters a cash commission of $1,268,157 ($1,612,500 CAD) and issued an aggregate of 351,307 compensation options of the Company. Each compensation option is exercisable to acquire one Common Share at an exercise price of $3.53 per share until March 25, 2024. The Company plans to use the net proceeds to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

On April 11, 2022, the Company announced positive results from its on-going uranium delineation and exploration drill programs at the Rosita Project. Highlights of the Rosita South uranium delineation and exploration drill programs include: (a) 32 drill holes reported for a total of ~11,000 feet including 20 delineation drill holes and 12 exploration drill holes; (b) the exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita Project; and (c) Delineation drill results established an extension of mineralization in the production area which supports the start-up of the Rosita CPP expected next year.

On May 3, 2022, the Company appointed Mr. Peter Luthiger as Chief Operating Officer. Mr. Luthiger is responsible for the commissioning and operation of the Rosita CPP in South Texas.

On May 20, 2022, the Company divested of Cibola Resources, LLC to Elephant Capital (“Elephant”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $0.27 per share. Elephant was subsequently acquired by Evolving Gold, who renamed themselves American Future Fuel Corp (“AFFC”). Accordingly, the 11,308,250 shares of Elephant were converted to 11,308,250 shares of AFFC (CSE: AMPS).

On June 1, 2022, the Company appointed Susan Hoxie-Key, MSc, P.E., as a director of the Company. Ms. Hoxie-Key brings over 40 years of engineering experience in the nuclear fuel industry.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

On June 28, 2022, the Company secured a uranium purchase sales agreement with a United States based nuclear power company. The agreement is a multi-year agreement commencing in 2025 and covers up to 600,000 pounds of U3O8 based on market pricing with a floor price that assures the Company’s costs of product are met. The agreement includes an inflation-adjusted ceiling price higher than the current uranium spot market pricing providing the U.S. nuclear power plant assurance of cost certainty.

On July 15, 2022, the Company appointed Gregory Zerzan as Chief Administrative Officer and General Counsel. Mr. Zerzan has held several prominent government and private sector leadership positions, including most recently Principal Deputy Solicitor of the United States Department of the Interior.

On August 5, 2022, the Company entered into an agreement to forward purchase 100,000 pounds U3O8 from a third party. The agreement allows the Company to acquire uranium in 2023 at a fixed price, and the Company has prepaid a portion of the forward purchase price to secure the purchase agreement.

On August 10, 2022, the Company announced that a panel of the U.S. Court of Appeals for the Circuit of the District of Columbia (DC Circuit Court) issued an opinion in a case brought by the Oglala Sioux Tribe (the petitioners) against the U.S. Nuclear Regulatory Commission (NRC). The Oglala Sioux Tribe had challenged the NRC’s decision to grant Powertech Uranium (USA), Inc. (Powertech), a wholly owned subsidiary of the Company, a license to extract uranium at its Dewey-Burdock in South Dakota. The panel ruled that the NRC’s actions were lawful, affirming its decision to issue the license to Powertech. The final status will be determined by whether the petitioners successfully receive an “en banc” review by the entire panel of the DC Circuit Court.

On August 25, 2022, the Company announced the installation and completion of all wellfield monitor wells for its Rosita Extension Production Area Authorization (“PAA”), located less than one mile from its 100% owned and fully licensed Rosita CPP in South Texas. The Rosita Extension PAA includes uranium mineralization extending approximately 3,000 feet in length.

On September 14, 2022, the Company consolidated its common shares on a one (1) post-consolidation share for every three (3) current shares basis.

On November 1, 2022, the Company announced that it has completed the refurbishment and modernization of its Rosita CPP and has subsequently commenced commissioning work. Following commissioning work, the Rosita Project will be ready to start receiving loaded resin. Monitor well installation, baseline water quality analysis, and hydrological testing will be completed as part of the Production Area Authorization (PAA) process with the Texas Commission on Environmental Quality. (TCEQ). Wellfield installation will begin immediately following the submittal of the PAA data package to the TCEQ. All activities are on track and on budget for a projected 2023 production start.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

On November 3, 2022, the Company announced that as a component of its on-going Non-Core Exploration Asset Divestment Strategy, that the Company entered into agreements to sell certain uranium exploration assets to Nuclear Fuels Inc. (“Nuclear Fuels”), a private British Columbia company, for shares in Nuclear Fuels, royalty interests and production back-in rights in the properties. The Company has agreed to sell its Belt Line Resources, Inc. (“Belt Line”) and Hydro Restoration Corporation (“Hydro”) subsidiaries to Nuclear Fuels. Belt Line holds the Moonshine Springs Uranium property in Mohave County, Arizona and Hydro holds the Kaycee Uranium property in Johnson County, Wyoming as well as the Bootheel Uranium project in Albany County, Wyoming. Historic Resource are known on all three projects.

On November 14, 2022, the Company announced that it had entered into a definitive agreement to acquire the Alta Mesa Project Uranium Project (“Alta Mesa”) from Energy Fuels Inc. for total consideration of US$120 Million.

o	Pursuant to the terms of the Agreement, enCore, through its wholly owned subsidiary enCore Energy US Corp., will acquire all of the limited liability company membership interests in each of the three Texas limited liability companies which collectively own and control the Alta Mesa Project, being EFR Alta Mesa LLC, Leoncito Plant, LLC and Leoncito Project, LLC from EFR White Canyon Corp. (“EFR White Canyon”), a wholly owned subsidiary of Energy Fuels. enCore additionally will assume the reclamation obligations and surety bonds associated with the Alta Mesa Project in exchange for paying Energy Fuels the cash equivalent of the existing collateral.

o	The Consideration payable to Energy Fuels consists of US$60 million in cash and a US$60 million secured vendor take-back convertible promissory note (the “Note”) with EFR White Canyon. The Note will have a two (2) year term and will bear interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note will be convertible at the election of the holder, to acquire common shares of enCore at a price equal to a 20% premium to the volume weighted average price of the enCore shares for the 20 consecutive trading days immediately prior to the closing of the Transaction. Energy Fuels has agreed not to transact with the common shares of enCore received on conversion of the Note, including hedging and short sales, with exceptions for sale transactions of up to US$10 million in value in any 30-day period, block trades and underwritten distributions. In addition, Energy Fuels has agreed to standard standstill provisions restricting additional acquisitions of enCore securities.

o	The board of directors of enCore (the “Board”), after consultation with its financial and legal advisors, and after receiving a unanimous recommendation from a special committee of the Board comprised of independent directors (the “Special Committee”), has unanimously approved the Transaction. The Board, in conducting its review of the Transaction, was advised by Haywood Securities Inc. (“Haywood”) and received a fairness opinion from Haywood which determined that, in Haywood’s opinion, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by enCore in connection with the Transaction is fair to enCore. The Special Committee, in its review and evaluation of the Transaction, additionally received its own separate fairness opinion from Clarus Securities Inc. (“Clarus”) which determined that, in Clarus’s opinion, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by enCore in connection with the Transaction is fair to enCore.

o	The Transaction was subject to customary closing conditions, including enCore completing a financing to fund the cash portion of the purchase price and approval by the TSX Venture Exchange (the “Exchange”).

On December 6, 2022, the Company announced the successful completion of its previously announced “bought deal” brokered private placement of an aggregate of 23,000,000 subscription receipts (the “Subscription Receipts”) of enCore at a price of C$3.00 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds to enCore of C$69 million (the “Offering”), including the full exercise of the Underwriters’ option. Concurrently, enCore completed a non-brokered private placement of 277,000 Subscription Receipts at the Issue Price for aggregate gross proceeds to enCore of C$831,000 (the “Concurrent Offering”, and collectively with the Offering, the “Private Placements”). The Offering was completed pursuant to an underwriting agreement entered into among enCore, Canaccord Genuity Corp. (the “Lead Underwriter”), Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc. (together with the Lead Underwriter, the “Underwriters”). In consideration for their services, the Underwriters were paid a cash commission equal to 6% of the gross proceeds of the Offering (other than in respect of subscribers on the President’s List for which a 2% commission was paid), subject to 50% of the cash commission payable in respect of the Subscription Receipts being held in escrow pending the satisfaction of the Escrow Release Conditions and in accordance with the terms of the subscription receipt agreement entered into among enCore, Computershare Trust Company of Canada, as subscription receipt agent (the “Escrow Agent”), and the Lead Underwriter (the “Subscription Receipt Agreement”). Additionally, in consideration for their services, the Underwriters were issued an aggregate of 1,350,000 non-transferable broker warrants (the “Broker Warrants”) of enCore, with each Broker Warrant being exercisable into one common share (each, a “Broker Warrant Share”) of enCore at a price of C$3.25 per Broker Warrant Share from the date hereof until 27 months following the satisfaction of the Escrow Release Conditions. In connection with the Concurrent Offering, enCore paid an aggregate of $13,800 as finder’s fee commissions.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

On December 15, 2022, the Company announced that the United States Court of Appeals for the District of Columbia Circuit denied the request of the Oglala Sioux Tribe and the group “Aligning for Responsible Mining” (the petitioners) for a full panel review of a prior decision by a three-judge panel of that court. As previously announced, the panel found that the Nuclear Regulatory Commission had adequately complied with the relevant statutory and regulatory requirements in granting a source materials license to Powertech USA Inc., a subsidiary of the Company., for extraction of uranium from ore beds at the company’s Dewey-Burdock Project in South Dakota.

The petitioners may petition the United States Supreme Court to review the ruling. They have 90 days in which to file for review, and possibly 60 additional days after that period if the court chooses to grant an extension.

On December 20, 2022, the Company announced that the company was awarded a contract to sell 100,000 pounds of natural uranium concentrates (U3O8) to the Government of the United States, at a price of $70.50/pound, under the new Uranium Reserve Program. The Company is one of five qualified United States based operators, with existing licensed facilities, approved to sell domestically sourced natural uranium to the United States government’s Uranium Reserve Program. Additionally, The Company announced its application for membership in the DOE’s newly created HALEU (High Assay Low Enrichment) Consortium.

Highlights Subsequent to December 31, 2022

On January 18, 2023, the Company announced that its common shares (the “Common Shares”) had been approved for listing and trading on the NYSE American. The Company also announced that its Common Shares commenced trading at market open on the NYSE American on January 23, 2023, under the symbol “EU” and was delisted from the OTCQX.

On February 6, 2023, the Company announced that it had closed its public offering (the “Offering”), announced on January 25, 2023, of units (the “Units”) of the Company. Pursuant to the Offering, the Company issued a total of 10,615,650 Units at a price of C$3.25 per Unit for aggregate gross proceeds of C$34,500,862.50, including the full exercise of the over-allotment option granted to the Underwriters under the Offering. The Offering was conducted through a syndicate of underwriters led by Canaccord Genuity, as lead underwriter and sole bookrunner, and including Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (collectively, the “Underwriters”) pursuant to an underwriting agreement dated January 25, 2023, entered into among the Company and the Underwriters. Each Unit consists of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$4.05 per Warrant Share for a period of 36 months following the closing of the Offering.

On February 14, 2023, the Company announced the closing of the acquisition of the Alta Mesa Project from Energy Fuels Inc. (the “Alta Mesa Acquisition”) under the same terms described in the November 14, 2022, announcement. The transaction provides the Company with its third licensed uranium in-situ recovery (ISR) processing plants and positions the Company as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio.

On February 21, the Company announced that it had secured its fourth uranium sales agreement with the addition of a purchase sales agreement (“Agreement”) with a Fortune 500-listed United States (“U.S.”) utility. The uranium sales agreement is a multi-year agreement commencing in 2027. It covers firm deliveries of 650,000 pounds of U308, with an option to acquire up to 400,000 pounds U308 under a two-year extended term, if exercised. The sales agreement is based on market pricing with a floor price well above our current projected costs of production and an inflation adjusted ceiling price significantly higher than the current uranium spot market pricing providing the U.S. with assurance of domestic supply along with cost certainty.

On March 15, 2023, the Company announced that it had made a formal production decision for the resumption of uranium production from the Alta Mesa CPP in early 2024. Alta Mesa will be enCore’s second producing location following resumption of uranium production at the South Texas Rosita CPP scheduled for 2023.

On March 20, 2023, the Company announced that the petitioners to the Nuclear Regulatory Commission’s (NRC) granting of a Source Materials License to enCore Energy Corp’s wholly owned subsidiary Powertech (USA) Inc. have declined to seek review by the U.S. Supreme Court. The NRC license is now final and fully effective. Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges by the petitioners to the Dewey-Burdock Project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.

Industry Trends and Outlook

2022 can best be characterized as a year in which the perception of status quo in the uranium market was cast aside with significant shifts in geopolitics and government. We believe these events have shifted the tailwinds strongly in support of the nuclear power industry, and we believe those same events have shifted the demand for nuclear fuel strongly in favor of U.S. uranium production, where our business is focused.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Unlike the uranium market of 2003 to 2010, which was driven by a perfect storm of production interruptions at several major mines globally, the current market is driven by increasing demand. This global increase of demand is a result of depletion of above ground stockpiles, growing conventional reactor demand with 437 reactors operating across the world, 56 under construction and 70 in the planning stage according to the IAEA as of December 31, 2021. Additional upward pressure is expected to come from extended life of operating licenses, increased power output authorizations and from the development of small modular reactors

The new mine supply of uranium falls well short of the annual demand and is most critical in the United States where its annual demand of approximately 47 million pounds of U3O8 is almost entirely dependent upon foreign imports as of year-end 2022.

Timelines for Supply Shortage Events in the Uranium Sector:

150
100
50
0
URANIUM
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
March 2007 -June 2009
Financial Crisis
Uranium Spot Price (USD)
1
2
3
4
5
6
7
8
9
10

History of Events

1. April 2003	McArthur River Mine Flood
2. December 2003	Rosing Mine 2007 Mine Closure Announced
3. Nov – Dec 2005	Rosing Mine Labour Issues
4. April 2006	Cigar Lake Mine Flood
5. October 2006	Cigar Lake Mine Flood II
6. February 2007	Ranger Mine Flood
7. August 2008	Cigar Lake Mine Flood III
8. September 2008	Lehman Brothers Bankruptcy
9. Sept – Oct 2008	Global Market Crash
10. March 2011	Fukushima Tsunami

NYSE American:EU | TSX.V:EU 29 enCore energy

Source: UxC, LLC

Uranium prices have risen significantly higher than 2021, driven by a tightened uranium market and growing security of supply concerns. Beginning in early January, unrest in Kazakhstan raised concerns about the more than 40% of global uranium supply. In late February, the Russian invasion of Ukraine, we believe, created one of the most transformative events for our industry.

We have seen set in motion a geopolitical realignment in energy markets that is highlighting the increasingly important role for nuclear power not just in providing clean energy, but also providing secure and affordable energy. This shift has occurred within the global nuclear industry which has been reliant on Russian supplies for approximately 14% of uranium concentrates1, 27% of conversion2 and 39% of enrichment3, and in the U.S. approximately 60% of the uranium purchased by nuclear utilities in 2021 from Russia, Kazakhstan, and Uzbekistan, transited through the port of St. Petersburg, Russia4. This overreliance on a limited number of state-owned enterprises to supply uranium on such a limited supply path highlights the security of supply risk that is already associated with the growing primary supply gap and shrinking secondary supplies and increasing the focus on origin of supply.

Utilities continue to evaluate their nuclear fuel supplies, as a result of heightened supply risks that have resulted from geopolitical uncertainty. Due to the level of outsized impacts created by an exit of Russian conversion and enrichment from western supply chains, utilities continue to be focused on conversion and enrichment services to be secured under term supply agreements. We expect them to refocus on uranium in 2023 as the near term supply for conversion and enrichment services are firmed up. The uncertainty about where nuclear fuel supplies will come from to satisfy growing demand led to increased long-term contracting activity in 2022. We have seen term agreement terms that are supporting U.S. uranium production as confirmation that utilities, in particular U.S. based utilities, are reprioritizing North American and Australian sourced uranium supply. We expect there will be continued competition to secure uranium supply under long-term contracts with proven producers and assets in geopolitically attractive jurisdictions, such as the U.S., with strong environmental, social and governance (ESG) performance and on terms that will ensure the availability of reliable supply to satisfy demand.

[1]	Uranium Production | Uranium Output - World Nuclear Association (world-nuclear.org), June 2022
[2]	Conversion - World Nuclear Association (world-nuclear.org), January 2022
[3]	Uranium Enrichment | Enrichment of uranium - World Nuclear Association (world-nuclear.org), October 2022
[4]	2021 Uranium Market Annual Report, Energy Information Administration, May 2022

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Continued Demand Growth

We have seen the benefits of nuclear energy being recognized both by the general public and in government policy in a manner that has not been seen since the 1970’s. This recognition is being manifested not only by accountability for achieving the net-zero carbon targets set by countries and companies around the world, but also by a geopolitical realignment that is causing countries to reexamine how they approach their energy needs. The Russian invasion of Ukraine has deepened the energy crisis experienced in some parts of the world and amplified concerns about energy security, highlighting the role of energy policy in balancing three main objectives: providing a clean emissions profile; providing a reliable and secure baseload profile; and providing an affordable leveled cost profile. There is increasing recognition that nuclear power meets these objectives and has a key role to play in achieving decarbonization goals. The growth in demand is not just long-term in the form of new builds, it is medium-term demand in the form of reactor life extensions, and it is near-term growth as early reactor retirements are prevented and new markets continue to emerge. And we are seeing momentum building for non-traditional commercial uses of nuclear power around the world such as development of small modular reactors and advanced reactors, with numerous companies and countries pursuing projects.

Some Highlights in Energy Policy and Demand Growth

●	The Biden Administration and the U.S. Congress proposed policies to reduce reliance on Russian conversion and enrichment. In the 117th Congress there were bipartisan bills to impose restrictions on Russian imports of uranium in all forms. Those bills failed to receive a floor vote, and they have been reintroduced in the 118th Congress. Additionally, the U.S. Department of Energy (DOE) announced plans to revitalize the U.S. domestic nuclear fuel through the proposed Low Enriched Uranium (LEU) and High Assay Low Enriched Uranium (HALEU) purchase. The estimated budget of up to $4.3 billion had been suggested. S.452/H.R. 1086 – Nuclear Fuel Security Act companion bills were filed in both houses of Congress on a bipartisan basis to authorize the DOE nuclear fuel supply chain revitalization proposal.

●	In December 2022, the DOE notified successful, qualified bidders to sell uranium to the Strategic Uranium Reserve. Five U.S. uranium producers received contracts to supply the DOE, and enCore was included as a successful recipient of a contract as announced in a December 20, 2022 press release.

●	China announced plans to accelerate new nuclear projects to combat future electricity shortages, indicating it could raise the number of new reactor construction approvals to ten or more per year. In 2022, there were ten approvals.

●	In December, Japan announced a new plan to maximize nuclear power by restarting as many existing reactors as possible, prolonging the operating lives of aging reactors beyond a 60-year limit, and building new reactors. This followed an earlier pledge by Japan’s Prime Minister Kishida to have up to 17 reactors restarted by the summer of 2023. Additionally, the government set a target for nuclear to make up 20% to 22% of the country’s energy mix by the end of the decade, and under the new policy will push for the development and construction of “next-generation innovative reactors” to replace about 20 reactors now set for decommissioning.

●	South Korea finalized their 10th Basic Plan for Electricity Supply and Demand in January 2023. The plan aims to maintain 30% of the country’s 2030 energy mix as nuclear power, resume construction on Units 3 and 4 at the Shin Hanul nuclear plant and sets a goal of exporting 10 nuclear power plants by 2030, as well as the development of a Korean small modular reactor (SMR). This positive news builds from the earlier 2022 announcements that included nuclear power in South Korea’s green taxonomy and reversed the previous administration’s anti-nuclear stance.

●	In July 2022, the European Parliament voted to keep nuclear power in the European Union’s sustainable finance taxonomy as a transitional “green” investment. The Complimentary Delegated Act from this vote was entered into application on January 1, 2023. Including nuclear power in the “transitional” category indicates that it will help mitigate climate change but cannot yet be replaced by economically and technologically feasible low-carbon alternatives.

●	Following the Russian invasion, numerous European countries announced their intention to reduce reliance on Russian supplied nuclear fuel under long-term contracts. For example, in June, Ukraine’s state-owned utility, Energoatom, signed an agreement with Westinghouse to supply all its nuclear fuel and increase the number of planned AP1000 reactor new builds from five to nine. Numerous other countries have also taken steps to diversify their nuclear fuel supply.

●	In Sweden, a newly-elected coalition majority government immediately updated the country’s energy policy to be more pronuclear. They cited a significant shift away from the previous focus on renewables, changing the previous goal of “100% renewable” electricity by 2040 to “100% fossil free electricity,” and have put forward legislation to allow for the construction of more reactors.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

●	Belgium shut down its Doel-3 nuclear reactor in September, but in January announced 10-year life extensions for their two newest reactors, Doel 4 and Tihange 3. These reactors were set to close in 2025 but will now restart in November 2026 after the necessary preparation and will continue operating for 10 years.

●	In November 2022, the United Kingdom (UK) announced that it would take a joint stake alongside French partner Électricité de France (EDF) in the construction of its new Sizewell C nuclear power station, replacing China General Nuclear’s 20% stake. The UK will invest £700 million in the project, which will be matched by EDF.

●	In France, the government and regulator are working on conditions to extend the operating lives of existing reactors and the start of construction around 2028 for the first two of six new reactors with plans for eight additional reactors in the future.

●	Poland confirmed its intent to build nuclear power capacity for the first time and is progressing plans with two western reactor builders.

●	Egypt began construction on the first two of four Russian built reactors at the El-Dabaa Power Plant as the government looks to accelerate the project.

●	India’s first domestically designed 700 MWe pressurized heavy water reactor at Kakrapar is now in commercial operation, an important milestone for the country. Three more units of this design are expected to come online in the next few years. The country is targeting an expansion to have 22.5 GWe operating by 2031.

●	In August, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law. Through $369 billion (US) in tax incentives and other investments, IRA is a major federal legislative initiative enacted to address climate change. The IRA includes significant support for nuclear power with the establishment of a Production Tax Credit (PTC) to support existing nuclear reactors and provides $700 million (US) to incentivize the development of domestic sources of high-assay low-enriched uranium. The implementation of the PTC has provided the opportunity to U.S. nuclear operators to announce life extensions and power upgrades for several existing nuclear reactors, and that creates additional uranium demand that had not been included in previous supply/demand models. Southern Company also confirmed its plans to apply to have the operating licenses for its Farley and Hatch reactors extended to 80 years. This followed similar announced extensions for Tennessee Valley Authority’s Browns Ferry reactor, Xcel Energy’s Monticello reactor, Dominion Energy’s Virgil C. Summer reactor, and Constellation Energy’s Clinton and Dresden 2 and 3 reactors.

●	In California, Governor Newsom signed a bill seeking to extend operations at the Diablo Canyon Power Plant for five years beyond its current license, which expires in 2025. Additionally, under the Civilian Nuclear Power Grant Program placed into law in the 2021 Bipartisan Infrastructure Law, the power plant has requested up to $1.5 billion to fund the life extension.

●	Southern Company announced fuel loading began in October 2022 for Vogtle unit 3, the first of two 1,250 MWe AP1000’s under construction in Georgia. In March 2023, the company announced that the plant had started criticality, and generating electricity.

●	Mexico’s Laguna Verde nuclear plant has been granted 30-year operating life extensions for its two units.

●	Ontario Power Generation (OPG) announced plans to extend the life of the Pickering nuclear power plant until at least 2026 and potentially up to 30 years. Additionally, OPG announced the financing of the refurbishment activities at its Darlington site, where life extensions to four units are in progress, as well as for maintenance of existing nuclear facilities.

●	In the EU, specific nuclear energy projects have been identified for inclusion under its sustainable financing taxonomy and therefore eligible for access to low-cost financing. Even in countries where phase-out policies were in place, there have been policy reversals and decisions to, at a minimum, temporarily keep reactors running, with public opinion polls showing growing support for it.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Supply Uncertainty

In addition to low uranium prices, government-driven trade policies, the COVID-19 pandemic, and ongoing supply chain challenges that were the news in 2021, the most notable factor impacting security of supply in 2022 was geopolitical uncertainty. The geopolitical uncertainty, driven by the Russian invasion of Ukraine, has led many governments and utilities to re-examine supply chains and procurement strategies that are reliant on nuclear fuel supplies coming out of Russia. In addition, sanctions on Russia, government restrictions, and restrictions on and cancellations of some cargo insurance coverage are creating transportation and further supply chain risks for fuel supplies coming out of Central Asia. Despite the recent increase in uranium prices, years of underinvestment in new capacity and the deepening geopolitical uncertainty has shifted risk from producers to utilities.

Nowhere have those supply chain issues manifested themselves more than with the situation in the Republic of Kazakhstan. In early January 2022, Kazakhstan saw the most significant political instability since it became independent in 1991. The events resulted in a state of emergency being declared across the country. Order was restored in the second half of January, and the state of emergency was gradually lifted. In November 2022, President Tokayev was re-elected for a new 7-year term. Kazatomprom (KAP) announced in August 2022 its plan to produce 10% below its total Subsoil Use Contracts level in 2024. This plan was expected to result in increased production in Kazakhstan of about 5 million to 8 million pounds U3O8 compared to the current 20% reduction, bringing total expected annual uranium production to about 65 million pounds in 2024. KAP stated the decision was based on its contracting progress but that it may still face significant challenges to increase above current production levels due to the state of global supply chains. In January 2023, KAP’s operational update showed lower expected production in 2023 due to wellfield development, procurement and supply chain issues, resulting in forecasted production of between 53.3 million and 55.9 million pounds, compared to between 58.5 million and 59.8 million pounds previously.

Further, with the exception of deliveries to China, KAP and its joint venture partners rely heavily on rail transportation through Russia and sea transport via the port of St. Petersburg, Russia, to reach western markets. As a response to transportation risks related to sanctions on Russia, other government restrictions, and the restrictions and cancellation of some cargo insurance coverage, KAP has been looking to expand and use of the Trans-Caspian International Transport Route (TITR)5. The TITR is an alliance between companies across Azerbaijan, Georgia, Kazakhstan, and Turkey, with headquarters in Ankara. In December 2022, KAP announced that it has made a delivery of uranium to Canada via the TITR, nearly 10 months following Russia’s invasion of Ukraine.

[5]	“Kazakhstan’s Uranium Industry and the Middle Corridor Come Together”, The Diplomat, Wilder Alejandro Sánchez, January 30, 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Our Assets

A Production strategy built on existing, licensed, and near-term ISR uranium Projects

The Company advises that it is not basing its production decisions at Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at that production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study. The Company has determined to proceed with a production decision based on past operations at Rosita, including past ISR operations on the known mineral resource areas.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

NI 43-101 Mineral Resources

Pathway to production assets

Alta Mesa Project, South Texas	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	1.57	0.109	3.41
Inferred mineral resource (ISR)	7.00	0.120	16.79

Dewey-Burdock Project, South Dakota	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	7.39	0.116	17.12
Inferred mineral resource (ISR)	0.65	0.055	0.71

Gas Hills Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.2	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

Crownpoint & Hosta Butte Project, New Mexico	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	12.68	0.105	26.6
Inferred mineral resource (ISR)	2.76	0.110	6.10

Other assets

Marquez-Juan Tafoya Project, New Mexico	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (Minimum GT = 0.60) (non-ISR)	7.10	0.127	18.10

Juniper Ridge Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (non-ISR)	5.14	0.058	6.01
Inferred mineral resource (non-ISR)	0.11	0.085	0.18

Aladdin Ridge Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	0.47	0.111	1.04
Inferred mineral resource (ISR)	0.04	0.119	0.10

Centennial Project, Colorado	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	6.87	0.090	10.37
Inferred mineral resource (ISR)	1.36	0.090	2.33

Historic Mineral resources – Significant Projects	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Marquez-Juan Tafoya, Southeast Deposit	1.10	0.110	2.48
Nose Rock	11.80	0.148	35.00
West Largo	2.90	0.300	17.20
Ambrosia Lake	2.00	0.176	7.10
Total Historic Mineral Resources			61.78

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

MONTANA
Basin
Aladdin
SOUTH DAKOTA
Gas Hills
Powder River Basin
Dewey-Burdock
WYOMING
LMB
Shirley Basin
Dewey Terrace
NEBRASKA
Juniper Ridge
Centennial
UTAH
COLORADO
Nose Rock
Grants Mineral District *
Crownpoint & Hosta Butte
Marquez-Juan Tafoya
Ambrosia Lake Treeline
West Largo
ARIZONA
NEW MEXICO
TEXAS
Butler Ranch
Upper Spring Creek
MEXICO
Rosita
Kingsville Dome
Alta Mesa
0 50 100 Miles
N
W
E
S
INDEX MAP
500 mi
Legend
enCore energy
Central Processing Plants & Projects
Pipeline to Production Projects
Key Projects
Other Projects
Uranium Districts
* enCore Energy controls ~50 % (468 sq. mile) of the mineral rights in the Grants Mineral District
United States
enCore Energy Projects
EU_US_MidWest_RegionalMap
US National Atlas Equal Area
DATE: 12/04/2023
REV: 2

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

500000
750000
3149934
2999934
TEXAS
MEXICO
35
37
Butler Ranch Project
Victoria
Bay City
Upper Spring Creek Brevard Area Project
Upper Spring Creek Brown Area Project
Rosita Processing Facility
Rosita Project
Alice
Corpus Christi
enCore Energy Corporate Office
Nuevo Laredo
Kingsville
Kingsville Dome Processing Facility
Gulf of Mexico
Alta Mesa Uranium Project
Alta Mesa Processing Facility
INSET MAP
TEXAS
500
mi
LEGEND
Processing Facilities
South Texas Uranium Belt
Jones Ranch Uranium Lease Option
Jones Ranch Property Boundary
0
25 mi
PROJECTION
NAD 1983 UTM Zone 14N
DATUM
NAD 1983
FILE NO.
enCore energy
ISR Uranium Projects
South Texas Regional Location Map
PROJECT NO.
EE_TX
DWN
TX
CKD
IM
APVD
REV
1
OFFICE
Vancouver
DATE
01/11/2022
Figure 1-1

South Texas in-Situ Recovery Uranium Processing Plants and Projects

enCore Energy is focused on executing our production plan in South Texas starting at Rosita Project in 2023 and closely followed by the Alta Mesa Project in 2024. Both of the projects have licensed and permitted processing facilities and production areas.

Rosita Central In-Situ Recovery Uranium Processing Plant & Project (“Rosita”), South Texas

Highlights:

●	One of enCore’s key assets in advancing production in 2023, the plant is located approximately 60 miles west of Corpus Christi, Texas and covers over 3,500 acres of mineral rights and plant facilities.

●	A fully-licensed ISR production facility with a production capacity of 800,000 pounds of U3O8 per year; anticipated start of production in 2023 from the Rosita Extension.

●	The Rosita CPP will receive uranium loaded resins from various remote South Texas projects and satellite wellfields.

●	Historic production - 1990 to 1999 with 2.65 million pounds U3O8 pounds produced from nearby production areas.

●	The Rosita CPP refurbishment and upgrades were completed in 2022 and has infrastructure in place to increase capacity substantially when needed.

The Rosita CPP is the Company’s initial focus for production in 2023. The Rosita property holdings consist of mineral leases from private landowners and cover approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases, the lands can be held after the expiration of their primary and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. The Company holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

The Rosita Project is located in Duval County, Texas. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The plant at Rosita was constructed in 1990 and is located on a 200-acre tract of land owned by the Company. It was originally designed and constructed to operate as an up-flow ion exchange facility, in a similar manner to the Kingsville Dome CPP. Resin was processed at the Rosita CPP, and the recovered uranium was precipitated into slurry, which was then transported to Kingsville Dome for final drying and packaging.

Production from the Rosita CPP began in 1990 and continued until 1999, when it was placed on standby. In the 2007-2008 period, upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Construction terminated when the plant was 95% complete due to production and price declines. The current plant is anticipated to have an operating capacity of 800,000 pounds of U3O8 per year when production commences. One satellite ion exchange system is in place at the Rosita project, but it only operated for a short period of time in 2008. A second satellite ion exchange system will be constructed at the Rosita project to accommodate expected production from the wellfield that is currently under construction. On November 1, 2022, the Company announced that it had completed the refurbishment of the Rosita ISR Central Processing Plant, a key step toward the goal of the Company becoming the next producer of American uranium.

Access to the Rosita Project is good, from an improved company-owned private drive that connects with an unpaved but maintained county road, which in turn connects with Texas Farm to Market Road 3196, about one mile northeast of the intersection of State Highway 44 and FM 3196 in Duval County. Electrical power for the Rosita Project is readily available, with an industrial-scale power line extending to the Rosita CPP.

Initial production of uranium from the Rosita CPP, utilizing the ISR process, commenced in 1990 and continued until July 1999. During that time, 2.64 million pounds of U3O8 were produced. Production was halted in July of 1999 due to depressed uranium prices, and it resumed in June 2008. Technical difficulties, coupled with a sharp decline in uranium prices, led to the decision to suspend production activities in October 2008. No production has occurred at the Rosita Project since that time.

Uranium mineralization at the Rosita Project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface. Additional potential for roll-front mineralization exists between 500 and 700 feet in the Oakville Formation and is the subject of current exploration efforts.

The Rosita Project is comprised of four Texas Commission on Environmental Quality (TCEQ) authorized production areas. Production areas 3 and 4 contain limited uranium resources that have yet to be produced. Former production areas 1 and 2 consisted of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2013, the company completed the final phase of TCEQ required stabilization in production areas 1 and 2. The Company began plugging wells in production areas 1 and 2 in 2014 and completed those activities in 2016. TCEQ has accepted that plugging was completed in accordance with the approved closure plan. Remaining wells for other uses are being transferred or reclassified in order to complete closure of the two former production areas. Completion of the surface reclamation in production areas 1 and 2 was temporarily halted in 2019 and resumed in early 2020 with completion anticipated in 2023, pending acceptance by the TCEQ.

A radioactive material license issued by the TCEQ for the Rosita Project is in timely renewal, and on April 14, 2022, the renewal application was updated to meet current license and regulatory requirements. That application has completed administrative review, and the technical review has commenced. The underground injection control permit, issued on October 14, 2014, remains in good standing. Production could resume in areas already included in existing production area authorizations. As new areas are proposed for production, additional authorizations from TCEQ under the permit will be required. The waste disposal well permit has been renewed.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Satellite Operations for the Rosita Project

Rosita Project Extension, Texas – The Company is advancing wellfield development within the Rosita Project radioactive materials license and injection permit boundaries. The mineral resources in this area were never produced and present a rapid opportunity for early production. The Company is completing installation of production patterns in the production area and will be followed quickly by the installation of the necessary infrastructure to operate with a satellite ion exchange system. This work is expected to be completed in the 3rd Quarter of 2023 to meet the Company’s stated goal of the start of production at the Rosita Project.

Rosita South, Texas – The Company announced positive results from its on-going uranium delineation and exploration drill programs at its 100% owned Rosita South project. The Project is adjacent to the Rosita CPP. The Rosita South Project area provides one of the most optimal sources of satellite feed for the Rosita CPP. 32 drill holes were reported for a total of approximately 11,000 feet including 20 delineation drill holes and 12 exploration drill holes. The exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita Project. Delineation drill results established an extension of mineralization in the future Production Area which supports the start-up of production.

Butler Ranch Project, Texas - The Company acquired the Butler Ranch Project from Rio Grande Resources in 2014, as part of a larger property exchange. The property is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. The Project is in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. The Project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas.

Upper Spring Creek Project, Texas -The Company acquired several mineral properties located in South Texas, within the area generally described as the Upper Spring Creek Project (USC) area. The Project is currently comprised of two distinct areas: USC-Brown Area (Live Oak County) and USC Brevard Area (Live Oak and Bee Counties). The USC-Brown Area Project is currently comprised of both Company-owned properties and both non-contiguous and contiguous fee leases that cover an area of approximately 510 acres of surface and mineral rights, and the Company is actively acquiring additional mineral properties for this Project. The USC Brevard Area is currently comprised of a single lease of approximately 274 acres of surface and mineral rights. As with USC Brown Area, the Company is actively acquiring additional mineral properties for this Project. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the central processing plant at the Rosita CPP.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Alta Mesa In-Situ Recovery Uranium Processing Plant and Project (“Alta Mesa”), South Texas

Highlights:

●	Key enCore asset to advance production capacity in 2024;

●	Fully licensed past-producing plant & existing resource located 80 miles from the Rosita CPP and 75 miles from the Kingsville Dome CPP.

●	Total operating capacity of 1.5 million pounds of uranium/year; planned production starting in 2024;

●	200,000 acres of private land in South Texas uranium belt with exploration opportunities;

●	Project areas include all three uranium mineral bearing sandstones, and there are over 52 linear miles of stacked uranium roll-front identified; only 5 miles have been closely drilled out to date.

The CPP is located on a 45-acre surface tract, 100% owned by enCore, within the existing mining lease area. The CPP was expanded in 2008 to allow it to operate at 7,500 gallons per minute and recover on in exchange resin at a rate of 1.5 million pounds U3O8 per year, and the yellowcake drying and packaging system was increased to 2 million pounds U3O8 per year. The CPP is connected directly to the production areas directly through pipelines due to the proximity of the nearby uranium ore bodies. For more distant uranium ore bodies, the CPP can be modified to accept loaded resins transported from satellite IX systems in a manner similar to the planned operations at our 100% owned Rosita Project.

The Alta Mesa Project is located in both Brooks and Jim Hogg Counties, Texas, USA. Alta Mesa is an ISR uranium project, and past producer consisting of two distinct properties; the Alta Mesa property, which is composed of the Alta Mesa mine area and processing facility, South Alta Mesa (SAM) and Indigo Snake. The second property is Mesteña Grande, which is composed of Mesteña Grande Goliad (MGG) Mesteña Grande North (MGN), Mesteña Grande Central (MGC), Mesteña Grande Alta Vista (MGAV), and El Sordo. The Project’s CPP and mine office are located at the Alta Mesa property approximately 11 miles west of the intersection of US 281 and Ranch Road 755, which is also 22 miles south of Falfurrias, Texas.

The Alta Mesa Project consists of uranium mining leases for uranium ISR mining (4,598 acres) and Mineral Options (195,501 acres) comprising some 200,099 total acres consisting of acreage associated with currently approved mining permits issued by the Texas Commission on Environmental Quality (“TCEQ”) and 9 prospect areas. The Alta Mesa Project is located within a portion of the private land holdings of the Jones Ranch, founded in 1897 and includes surface and mineral rights as well as oil and gas and other minerals including uranium. Active uses of the lands in addition to uranium exploration and production activities include agricultural use (cattle), oil and gas development, and private hunting. Previous owners include Chevron Minerals, Total Minerals, Cogema Mining, Uranium Resources Inc., Mesteña Uranium LLC (MULLC), formed by landowners, and Energy Fuels Inc. In 2016, Energy Fuels, Inc. acquired the Project from MULLC. In November 2022, enCore and a subsidiary of Energy Fuels Inc. executed a Membership Interest Purchase Agreement whereby enCore agreed to acquire four limited liability companies that together hold 100% of the Project. Please see the enCore Energy Corp. press release dated November 14, 2022, for additional details on the transaction.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

The Project produced approximately 4.6 million pounds of uranium oxide between 2005 and 2013 via in-situ recovery using an alkaline lixiviant processed at the Alta Mesa CPP. The facility was in production from 2005 until primary production ceased February 2013. The Project operated in a groundwater clean-up mode until February 2015; therefore, any uranium mined since 2013 remains as in-circuit inventory. The first wellfield (PAA-1) has completed final groundwater restoration and was approved by the Texas Commission on Environmental Quality in March 2018. All other wellfields are being maintained by a small bleed (less than 100 gpm) for permit compliance. The bleed solutions are disposed of in deep disposal wells.

Mineralization within the South Texas Uranium Province is interpreted to be dominantly roll-front type mineralization and primarily of epigenetic origin (Finch, 1996). Roll-fronts are formed along an interface between oxidizing groundwater solutions which encounter reducing conditions within the host sandstone unit. This boundary between oxidizing and reducing conditions is often referred to as the Reduction/Oxidation (REDOX) interface or front. The principal host sandstones associated with Alta Mesa project are located within the Goliad, Oakville, and a Catahoula Formations that are known uranium bearing host sandstones.

A radioactive material license issued by the TCEQ for the Alta Mesa project is in timely renewal. The underground injection control permit is in timely renewal and remains in good standing. Production could resume in areas already included in existing production area authorizations, and Production Area Authorization 7 (PAA-7) is fully authorized and ready for the installation of new production patterns. The Project has two waste disposal wells that have had their permits recently renewed.

Kingsville Dome Central Processing Plant & Project, South Texas

The Kingsville Dome Project is located in Kleberg County, Texas and is comprised of multiple tracts of land leased from third parties. The Kingsville Dome CPP is situated on approximately 15 acres of Company-owned land, surrounded by leased acreage located approximately eight miles southeast of the city of Kingsville, Texas. The Project was constructed in 1987 as an up-flow uranium ion exchange circuit, with complete drying and packaging facilities within the recovery plant. The Kingsville Dome project produced uranium between 1988 and 1990, from 1996 to 1999, and most recently from 2007 through 2009. Two independent resin processing circuits and elution systems comprise the plant’s processing equipment, along with a single drying circuit.

As currently configured, the Kingsville Dome CPP has a production capacity of 800,000 pounds of U3O8 per year. Uranium production at Kingsville Dome was suspended in 2009 and the CPP has been in a standby status since that time. The CPP has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014, when groundwater restoration was completed. The CPP can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the CPP, there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields, and these satellite plants can be relocated to alternate extraction sites as needed.

The Project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The leases are held through the payment of annual rents, and the leases provide for the payment of production royalties, ranging from 6.25% to 9.375%, based upon uranium sales from the respective leases. The leases initially had expiration dates ranging from 2000 to 2007; however, the Company continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of royalties ranging from $10 to $30 per acre per year.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Access to the Kingsville Dome CPP is via an improved company-owned private road connecting the facility with Texas Farm to Market Road 1118, which connects to U.S. Highway 77 at the town of Ricardo, located about four miles to the west of the plant. Numerous county and ranch roads, some of which are only intermittently maintained, provide access to the entire project area. Suitable electrical power is present at the site of the Kingsville Dome CPP, and additional power lines exist throughout the areas of the wellfields across the project area.

A radioactive material license issued by the TCEQ is in timely renewal. On September 26, 2012, the Company filed the requisite application for renewal of its Underground Injection Control (“UIC”) permit, and on December 12, 2012, the Company filed an amendment to the application that would provide for resumption of uranium recovery activities. In June 2016, the Company requested to withdraw its UIC permit and resubmit it at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required.

Satellite Operations for the Kingsville Dome Project

Vasquez Project, Texas. The Vasquez Project is located in southern Duval County, Texas, a short distance northwest of the town of Hebbronville. The project operated from 2004 through 2008 as a satellite plant operation to the Kingsville Dome CPP until the mineral resource was depleted and reclamation commenced. The Project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease on 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, the Company continues to hold the lease by carrying out restoration activities.

Pathway to Production Projects

Dewey-Burdock Project, South Dakota

The Dewey-Burdock Project is one of the Company’s initial development priorities following the focus on production in South Texas. The Company’s 100% owned Dewey-Burdock Project is an ISR uranium project located in the Edgemont uranium district, in South Dakota. Through property purchase agreements, mining leases and/or mining claims, the Project is comprised of approximately 12,613 surface acres and 16,962 net mineral acres. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and Preliminary Economic Assessment (PEA) for the Project prepared by Woodard & Curran and Rough Stock Mining Services (the “Dewey- Burdock PEA”) with an effective date of December 3, 2019.

2019 Mineral Resource Estimate Summary (Effective date-December 3, 2019)

ISR Resources	Measured	Indicated	M & I	Inferred
Pounds	14,285,988	2,836,159	17,122,147	712,624
Tons	5,419,779	1,968,443	7,388,222	645,546
Avg. GT	0.733	0.413	0.655	0.324
Avg. Grade (% U3O8)	0.132%	0.072%	0.116%	0.055%
Avg. Thickness (ft)	5.56	5.74	5.65	5.87

Note: Resource pounds and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

An average uranium price of $55 per pound of U3O8 based on an average of recent market forecasts by various professional entities was determined to be an acceptable price for the PEA. Contracts for yellowcake transportation, handling and sales will be developed prior to commencement of commercial production. The estimated payback is in Quarter 4 of Year 2 with the commencement of design/procurement activities in Quarter 2 of Year -1 and construction beginning Quarter 4 of Year -1. The Project is estimated to generate net earnings over the life of the Project of $372.7 million (pre-U.S. federal income tax). It is estimated that the project has an internal rate of return (IRR) of 55% and a NPV of $171.3 million (pre-U.S. federal income tax) applying an 8% discount rate.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

The estimated initial capital costs for the first two years of the Project life (Years -1 and 1) are approximately $31.7 million with sustaining capital costs of approximately $157.7 million spread over the next 17 years (Years 2 through 18) of operation. Direct cash operating costs are approximately $10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. The total capital and operating costs average approximately $28.88 per pound (pre-U.S. federal income tax) U3O8 produced. Both the capital and operating costs are current as of the end of 2019. The predicted level of accuracy of the cost estimate is +/- 25%.

The PEA provides the results of the analyses for pre-U.S. federal income tax. All other sales, property, use, severance and conservations taxes as well as royalties are included. The PEA assumes no escalation, no debt, no debt interest and no capital repayment. There is no State of South Dakota corporate income tax.

The Company’s Dewey-Burdock Project received its Source and Byproduct Materials License SUA-1600 on April 8, 2014 from the Nuclear Regulatory Commission (NRC), covering 10,580 acres. The Company controls the mineral and surface rights for the area pertaining to the NRC license.

The Company submitted applications to the Department of Agriculture and Natural Resources (DANR) in 2012 for its Groundwater Discharge Plan (“GDP”), Water Rights (“WR”) and Large Scale Mine Plan (“LSM”) permits.  All permit applications have been deemed complete and have been recommended for conditional approval by the DANR staff, but any advancement is pending the outcome of the appeal process on the EPA permits.   In November 2020, the EPA issued the Company their final Class III and Class V UIC permits, and associated aquifer exemption, for the Dewey-Burdock Project.  After the permits being issued, the Class III and Class V UIC permits were appealed to the Environmental Appeals Board (the “EAB”).  The aquifer exemption was appealed to the United States Court of Appeals for the Eighth Circuit (the “Eighth Circuit”). The EAB and the Eighth Circuit proceedings were stayed until such time as the DC Circuit Court challenge to the NRC license became final. In December 2020, a petition for review of contentions previously resolved in favor of the Company and the NRC staff was filed by certain petitioners with the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”). On August 9, 2022, the Company announced that the DC Circuit Court issued an opinion that deemed that the actions taken by NRC in its licensing of the Dewey- Burdock Project were lawful and denied the petitioners request for further review. On March 20, 2023, following the denial of an “en banc review by the DC Circuit Court, the Company announced that the petitioners had decided to not advance the appeal to a review by the Supreme Court of the United States, and therefore the NRC license is now final and effective.

Gas Hills Project, Wyoming

The Gas Hills Project is one of the Company’s development priorities following the focus on production in South Texas. The Company’s 100% owned Gas Hills Project is located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production. In August 2021, the Company filed a maiden NI 43-101 compliant independent Technical Report and PEA for the Gas Hills Project prepared by WWC Engineering and Rough Stock Mining Services (the “Gas Hills PEA”) with an effective date of June 28, 2021. Importantly, an ISR resource estimate was established and supported by numerous hydrology studies confirming that the resources located below the water table are ideally suited for ISR mining techniques.

Resource Category	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.20	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective 28 June 2021) (“Gas Hills Technical Report and PEA”).

The PEA indicates a pre-tax NPV of $120.9 million at an 8 percent discount rate with an IRR of 116 percent compared to an after-tax NPV of $102.6 million at an 8 percent discount rate with an IRR of 101 percent. The mine plan and economic analysis are based on the following assumptions:

●	NI 43-101 compliant estimate of Mineral Resources and a recovery factor of 80 percent,

●	A U3O8 sales price of $55.00/lb,

●	A mine life of 11 years,

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

●	A pre-income tax cost including royalties, state and local taxes, operating costs, and capital costs of $28.20/lb, and

●	Initial capital costs of $26.0 million.

Costs for the Project are based on economic analyses for similar ISR uranium projects in the Wyoming region as well as WWC’s in house experience with mining and construction costs. All costs are in U.S. dollars (USD). To date, no detailed design work has been completed for the wellfields or the satellite plant. The Project consists of four resource areas that contain ISR amenable resources: the West Unit, Central Unit, South Black Mountain, and Jeep. There is an additional non-ISR amenable resource area at the Project named the Rock Hill Unit as well as other shallow deposits with resources located above the water table that were not considered in the economic assessment portion of this PEA. For the purposes of this PEA, uranium recovery was estimated at 6,507,000 pounds U3O8 at a production rate of 1.0 million pounds U3O8 per year with a long-term uranium price of USD $55.00/pound U3O8. The uranium mineralization is contained in roll-front deposits hosted by arkosic sandstone beds of the Eocene Wind River Formation. Based on areas of wide-spaced limited historical drilling and areas of past mine production, the Company believes that there is sufficient geological evidence to interpret that mineralization may extend from current mineral resource areas along identified trends. The Company is now focused on commencing the permitting process and growing the ISR-amenable resources at the Gas Hills Project.

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Crownpoint and Hosta Butte Project is located in the Grants Uranium Region and offers a long-term development opportunity for the Company. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been the most prolific producer of uranium in the United States. With production as early as 1948, over 347 million lbs. of U3O8 have been produced from the region. The majority was produced during the years 1953 through 1990.

Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* 0.25 ft%		Total Indicated Resource	enCore Controlled
Crownpoint	Pounds eU3O8	19,565,000	16,223,000
	Tons	9,027,000	7,321,000
	Avg. Grade % eU3O8	0.108	0.111
Hosta Butte	Pounds eU3O8	9,479,000	9,479,000
	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
Total Indicated Mineral Resource	Pounds eU3O8	29,044,000	25,702,000
	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25 ft%		Total Inferred Resource	enCore Controlled
Crownpoint	Pounds eU3O8	1,445,000	1,388,000
	Tons	708,000	676,000
	Avg. Grade % eU3O8	0.102	0.103
Hosta Butte	Pounds eU3O8	4,482,000	4,482,000
	Tons	1,712,000	1,712,000
	Avg. Grade % eU3O8	0.131	0.131
Total Inferred Mineral Resource	Pounds eU3O8	5,927,000	5,870,000
	Tons	2,420,000	2,388,000
	Avg. Grade % eU3O8	0.122	0.121

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

On February 25, 2022, and revised on March 16, 2022, the Company issued the NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp. The report was authored by Douglas L. Beahm, P.E., P.G., Principal, BRS, Inc. and coauthored by Carl Warren, P.E., P.G., Project Engineer, BRS Inc. and W. Paul Goranson, P.E., CEO, enCore Energy Corp.

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project. Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town of Crownpoint, New Mexico. A portion of the Project is included within the existing NRC source material license area that is held by a subsidiary of Laramide Resources, Ltd.

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. The average thickness of all intercepts was 7.6 feet. Average grade – thickness (GT) of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area, mineralized thickness ranges from the minimum of 2 feet to over 33 feet. The average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more with trend width typically in the range of 100 to 300 feet.

Previous drilling within the Crownpoint area focused on portions of Sections 19 and 29 of T17N, R12W; and Section 24 of T17N, R13W. Within the Crownpoint area, 482 rotary drill holes and 37 core holes were completed. Previous drilling within the Hosta Butte area was conducted within Sections, 3, 9, and 11 of T16N, R13W. Previous drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11 of T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Other Assets

Marquez-Juan Tafoya Uranium Project, New Mexico

The Marquez-Juan Tafoya Uranium Project is an advanced-stage exploration property which has been extensively explored in the past by drilling. In the 1970s to early 1980s, extensive mineral exploration by drilling defined significant uranium resources on the two properties. Mine and mineral processing infrastructure was constructed by Bokum Resources on the Juan Tafoya portion of the Project, including a 14-foot production shaft (completed to within 200 feet of the mine zone), a 5-foot ventilation shaft, and a partially built mill processing facility and tailings disposal cells. The surface facilities were dismantled and reclaimed in the early 2000s. No mining or mineral processing has occurred at the site.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

The Project consists of two adjacent properties; Marquez and Juan Tafoya, that were previously developed by separate mining companies, Kerr-McGee Corporation and Bokum Resources, respectively. This is the first time that the two properties have been controlled by one company. The host for known uranium mineralization within the Project is the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater deposits dip gently 1-3˚ to the west. The mineralization is sandstone-type present as coffinite and uraninite within primary trend deposits and varies from 1,800 to 2,500 feet deep.

Indicated Mineral Resource

Indicated Mineral Resource
Minimum 0.60 GT	TONS%	eU3O8	Pounds
ROUNDED TOTAL (x 1,000)	7,100	0.127	18,100

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

On June 9, 2021, the Company announced that it had filed a Preliminary Economic Assessment (PEA) Results and combined, N.I. 43-101 Technical Report for its Juan Tafoya-Marquez Project, New Mexico. The PEA was constructed based on a combined and updated NI 43-101 Technical Report using an Indicated resource of 7.1 million tons at a grade of 0.127% eU3O8 for a total of 18.1 million pounds of U3O8. The PEA reports the Net Present Value (“NPV”) for the Project that ranges from $20.9 million using $60.00 per pound of yellowcake (U3O8) to $71.2 million using $70.00 per pound of yellowcake with internal rate of returns (“IRR”) ranging from 17% to 39% with corresponding yellowcake prices; these scenarios are pre-tax and assume a 7% discount rate. The break-even price of production is estimated to be $56.00 per pound. The PEA evaluated the economics of mining at Juan Tafoya-Marquez through underground mining and on-site processing (milling) to produce yellowcake. The study has an effective date of June 9, 2021, and was prepared by Douglas L. Beahm, P.E, P.G., of BRS Inc. in cooperation with Terence P. McNulty, P.E., PhD, of McNulty and Associates.

The Marquez-Juan Tafoya Project is approximately 50 miles west-northwest of Albuquerque, New Mexico (Figure 4-1, Location and Access Map). The project is in an area of mostly un-surveyed lands, in what would be Township 13 North, Ranges 04 and 05 West, 23rd Principal Meridian, New Mexico. The Company controls private land leases, Marquez and Juan Tafoya, totaling some 18,712 acres.

On June 24, 2021, the Company announced the positive Preliminary Economic Assessment and combined N.I. 43-101 Technical Report for the Juan Tafoya-Marquez Project in New Mexico.

Historic Mineral Resources – Significant Projects in New Mexico

Nose Rock, New Mexico.

The Nose Rock Project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres.

West Largo, New Mexico

The West Largo Project consist of approximately 3,840 acres (i.e., six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T15N, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The Project is accessed via New Mexico Highway 605 north from Grants, N.M., Highway 509 northwest from Ambrosia Lake and unimproved roads west from Highway 509. The West Largo Project was acquired by the Company with the Westwater Assets Acquisition on December 31, 2020. There are no current Mineral Reserves or Mineral Resources on the West Largo property.

Ambrosia Lake-Treeline, New Mexico

The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater Assets Acquisition on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The Project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The Project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States. There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Checkerboard Mineral Rights, New Mexico

The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The properties are located primarily in McKinley County in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint. There are no current uranium resources or reserves on the McKinley Properties.

References

1.	NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp. (effective February 25, 2022).

2.	NI-43-101 Technical Report, Preliminary Economic Assessment, Marquez-Juan Tafoya Uranium Project, McKinley County, New Mexico, USA competed by BRS, Inc. and McNulty and Associates, Inc. (effective June 9, 2021).

3.	S. Hall, M. Mihalasky, K. Turek, J. Hammarstrom & M. Hannon “Genetic and grade and tonnage models for sandstone-hosted roll-type uranium deposits, Texas Coastal Plain, USA”, published in Ore Geology Reviews 80 (2017).

4.	M. Mihalsky and S Hall, “Assessment of Undiscovered Sandstone-Hosted Uranium Resources in the Texas Coastal Plain, 2015” U.S. Department of the Interior, U.S. Geological Survey, ISSN 2327-6916 (print), Fact Sheet 2015-3069, November 2015.

5.	McLemore, Virginia T., Prin. Senior Economic Geologist, “Uranium Resources in New Mexico”, New Mexico Bureau of Geology & Mineral Resources” which incorporates a table entitled: Estimated uranium resources in New Mexico, 2017 (updated from McLemore, et al., 2011, 2013.

6.	NI-32-101 Technical Report, Preliminary Economic Assessment, Marquez-Juan Tafoya Uranium Project, McKinley County, New Mexico, USA competed by BRS, Inc. and McNulty and Associates, Inc. (effective June 9, 2021).

7.	M. Hassan Alief, Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico, reported an effective February 9, 2009 for Strathmore Minerals Corp.

8.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the Nose Rock Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

9.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the West Largo Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

10.	Conoco Inc., Internal Memorandum, Treeline Uranium Property, McKinley County, New Mexico, 1978.

11.	Behre Dolbear & Company (USA) Inc., 2010, Technical Report on the Ambrosia Lake Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG and Bernard J. Guarnera, RPG, CPG. The report references Historic Mineral Resources with sources including:

1.	Sec 27-14N-10W estimated by Capitan, Melvin, Feb 25, 2008, Uranium Resources Inc., “Ore Reserve Calculation Sheet 3, T14N R10W Section 27”, in Maxwell, Robert, CPG and Bernard Guarnera, March 1, 2010, Technical Report on Ambrosia Lake Project, Section 27, et al., Behre Dolbear Report 07-019 .

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

12.	Wilton, Dean T., CPG, PG, MAIG, Chief Geologist Westwater Resources, 2018, Technical Report on the Ambrosia Lake Uranium Project, McKinley County, USA. This report outlines several Historic Mineral Resources including:

1.	Sec 25-14N-10W estimated by Yancy & Associates, May 1997, Mine Plan - Sections 23 and 25 Ambrosia Lake, New Mexico, for Rio Algom Mining Corporation, Quivira Mining Company

2.	Sec 17-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., January 18, 2008.

3.	Sec 13-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., June 29, 2007.

13.	Juniper Ridge Uranium Project, Carbon County, Wyoming, USA. Amended and Restated NI 43-101 Mineral Resource and Preliminary Economic Assessment, completed by Douglass L. Beahm, P.E., P.G., Principal Engineer, BRS Inc. and Terrance P. (Terry) McNulty. P.E, D.Sc., T.P McNulty and Associates (effective June 9, 2017).

14.	NI 43-101 Preliminary Assessment, Powertech Uranium Corp., Centennial Uranium Project, Weld County, Colorado completed by SRK Consulting (effective June 2, 2010) (“Centennial Technical Report and PEA”).

15.	NI 43-101 Technical Report, Preliminary Economic Assessment. Dewey-Burdock Uranium ISR Project, South Dakota, USA, completed by Woodard & Curran and Rough Stock Mining Services (effective December 3, 2019) (“Dewey Burdock Technical Report and PEA”).

16.	Technical Report on the Aladdin Uranium Project, Cork County, Wyoming, completed by Jerry D.Bush, certified Professional Geologist (effective June 21, 2012).

17.	NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective June 28, 2021) (“Gas Hills Technical Report and PEA”).

18.	NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by BRS Engineering. (Effective January 19, 2023).

Use of Proceeds from Previous Financing

On March 25, 2022, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 6,535,947 units of the Company at a price of $3.53 per unit for aggregate gross proceeds of $23,057,411 ($29,999,998 CAD). The following table outlines the proposed use of proceeds from the offering on the closing date and as at December 31, 2022:

	Proposed use	Actual use
	of net proceeds	Of net proceeds
Crownpoint Hosta Butte Uranium Project	845,438	35,464
Marquez-Juan Tafoya Uranium Project	1,345,016	428,759
Dewey-Burdock Project	1,152,871	552,929
Gas Hills Project	883,867	222,662
Upper Spring Creek	538,006	2,810,796
Rosita Plant	3,266,467	3,380,618
Rosita Satellite Projects	1,460,303	2,252,630
Kingsville Dome	3,727,615	1,394,834
Contingency	1,525,248	-
Working Capital	7,044,423	10,710,562
Total:	$21,789,254	$21,789,254

Notes:

(1)	The above table is not presented according to accounting standards.

(2)	Gross proceeds from the Offering were $23,057,411 ($29,999,998 CAD). Cash commissions and other financing related expenses were $1,268,157 ($1,612,500 CAD).

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Variations from proposed use and impacts

●	A delay in the Company’s ability to acquire proper licenses and permits at its Dewey Burdock and Gas Hills Projects caused the company to temporarily defer development of those assets.

●	Increases in costs of capital resulted in the Company having greater than anticipated expenditures at its Rosita CPP and satellite projects.

●	Increased costs of capital and the opportunity for an unplanned property acquisition resulted in increases in the amounts spent on the Company’s Rosita plant and Rosita Satellite projects.

●	Decommissioning activities at the Company’s Kingsville Dome Project were deferred in 2022 to re-allocate resources to development of the Company’s near-term production projects.

●	The Company took advantage of an opportunity to secure fixed pricing on its future purchase of 300,000 pounds of Uranium through two separate purchase agreements requiring total deposits paid in 2022 of $3,000,000.

Collectively, all of these activities allowed the Company to focus its resources on development of its near-term production assets in South Texas and secure 2022 uranium prices on uranium to be fully paid for and received in 2023, thus securing future fulfillment of a portion of the Company’s sales commitments for that period. The Company remains focused on the future development and reclamation work deferred in 2022 and believes taking advantage of the opportunities presented in 2022 best support the Company’s goal of becoming a leading producer of uranium.

Selected Annual Information

The following is a summary of selected information of the Company for the years ended December 31, 2022, 2021 and 2020:

Continuing Operations	2022	2021	2020
Total revenues	-	-	-
Deferred exploration and evaluation expenditures	9,860,682	2,357,254	231,045
Operating expenditures	18,744,103	9,214,094	1,687,169
Other income (expense)	2,228,714	650,621	33,037
Net income (loss)	(16,515,389)	(8,563,473)	(1,654,132)
Basic and diluted earnings (loss) per share	(0.16)	(0.13)	(0.03)

Financial Position	2022	2021	2020
Intangible assets	528,282	491,996	483,631
Property, plant and equipment	2,334,421	1,603,679	1,484,836
Investment in associate	-	564,340	451,221
Investment in uranium	-	4,210,000	-
Marketable securities	784,832	-	-
Mineral properties	145,219,086	136,079,578	6,608,060
Reclamation deposits	88,500	88,500	85,500
Right-of-use assets	185,614	244,564	8,867
Deferred acquisition costs	6,009,303	-	-
Deferred financing costs	3,162,936	-	-
Restricted Cash	54,568,668	4,517,139	3,796,788
Total long-term liabilities	212,881,642	147,799,796	12,918,903

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Significant items causing variations in:

Annual Results

●	Stock option expense for the twelve months ended December 31, 2022 was $5,744,655 for the twelve months ended December 31, 2022 compared to $1,425,645 for the twelve months ended December 31, 2021. Significant stock option grants related to new hires and grants to existing staff over the last 12 months have caused an expected increase in stock option expense.

●	In 2021, the company recognized a contract termination fee of $2,750,000 related to an agreement with UG USA, Inc. that the Company acquired in its asset acquisition from Westwater Resources, Inc. In 2021 the Company and UG USA, Inc agreed to terminate the agreement for this one-time cancellation fee. As there is no comparable event in 2022, the event creates a significant variance in the Company’s net loss for the year.

●	Staff costs for the twelve months ended December 31, 2022 were $4,130,741 compared to $1,582,326 for the twelve months ended December 31, 2021. The increase reflects growth and development of the Company through its addition of key management and technical positions as well as expansion of staff in anticipation of operation and production.

●	In 2022, the Company recognized a gain of $1,624,049 on divestment of mineral interests compared to a loss of $89,914 in the year ended December 31, 2021 for other divestments. Divestment of non-core assets can result in significant gains and losses in the Company’s consolidated statement of loss and comprehensive loss but is not a routine activity.

●	In 2022, the Company received marketable securities in consideration for two of its mineral property divestment transactions. As a result, for the twelve months ended December 31, 2022 the company recognized a gain of $1,057,405 on the fair value of its securities, while $nil was recognized for the twelve months ended December 31, 2021.

●	In 2022, the Company recognized a loss of $586,900 as a result of the write-off of the Company’s investment in Group 11 Technologies Inc. in the twelve months ended December 31, compared to an unrealized loss on investment of $355,735 for the twelve months ended December 31, 2021.

Quarterly Information

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Operating expenses, excluding stock option expense	(4,898,997)	(3,035,178)	(2,355,429)	(2,709,844)
Stock option expense	(1,143,675)	(1,578,539)	(1,827,201)	(1,195,240)
Interest income	236,256	102,459	61,885	5,532
Foreign exchange gain (loss)	(75,995)	29,723	257	(12,438)
Gain on change in ARO estimate	(157,227)	-	-	-
Gain on divestment of subsidiary	-	-	1,594,901	-
Gain on sale of physical uranium	-	-	-	35,000
Gain (loss) on divestment of mineral interest rights	53,884	-	(71,915)	47,179
Gain (loss) from investment in associate	-	(443,614)	(64,680)	(78,606)
Gain (loss) on marketable securities	188,275	(86,913)	956,043	-
Loss on write-off of GST Receivable	(91,289)	-	-	-
Loss	$(5,888,770)	$(5,012,062)	$(1,706,140)	$(3,908,416)
Basic and diluted earnings (loss) per share[1]	$(0.06)	$(0.05)	$(0.02)	$(0.04)

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Operating expenses, excluding stock option expense	(2,237,976)	(1,782,951)	(1,839,895)	(1,927,626)
Stock option expense	(294,018)	(325,981)	(391,073)	(414,573)
Interest income	2,920	3,001	7,481	7,585
Foreign exchange gain (loss)	(854)	2,058	22,302	3,757
Loss on contract termination	-	(2,750,000)	-	-
Gain (loss) on Change in ARO estimate	1,719,943	-	-	-
Gain on sale of physical uranium	920	523,155	-	-
Gain (loss) on investment in uranium	(87,114)	1,089,987	551,127	-
Gain (loss) on divestment of mineral interest rights	(157)	(309)	17,523	(106,971)
Gain (loss) from investment in associate	(289,939)	(14,845)	(35,876)	(15,075)
Loss	$(1,186,275)	$(3,255,885)	$(1,668,411)	$(2,452,903)
Basic and diluted loss per share[1]	$(0.02)	$(0.05)	$(0.02)	$(0.04)

[1]	Basic and diluted loss per share has been adjusted to reflect the share consolidation that occurred on September 14, 2022.

Significant items causing variations in:

Quarterly Results

●	Staff costs for the three months ended December 31, 2022 were $1,586,652 compared to $529,145 for the three months ended December 31, 2021. The increase reflects the Company’s addition of technical and operational staff as well as management as it continues to grow and advance toward production and operations.

●	Professional fees for the company for the three months ended December 31, 2022 were $1,189,932, compared to $39,211 for the three months ended December 31, 2021. The increase reflects the Company’s increase investor relations activities as well as its preparation for a January 2023 United States Securities listing.

●	Stock option expense was $1,143,675 for the three months ended December 31, 2022 compared to $294,018 for the three months ended December 31, 2021. Significant stock option grants over the last 12 months have caused an expected increase in stock option expense.

●	General and administrative costs for the three months ended December 31, 2022 were $1,423,568 compared to $883,369 for the three months ended December 31, 2021. This increase reflects the addition of the Azarga Uranium entities, an increase in marketing activities and the addition of office spaces and operating expenses in 2022.

●	A change in the Company’s asset retirement obligations at year end result in a loss of $157,227 for the three months ended December 31, 2022 compared to a gain of $1,719,943 for the three months ended December 31, 2021. These adjustments both reflect changes in the estimates and timing of the Company’s obligations to reclaim its properties after operating.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Liquidity and Capital Resources

As at December 31, 2022, the Company had cash and cash equivalents of $2,512,012 (2021 - $9,188,483) and working capital of $7,017,115 (2021 - $5,632,603). The Company has no significant source of operating cash flows and operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets, raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

In March 2022, the Company issued 6,535,947 units for a “bought deal” prospectus offering at a price of $3.53 per unit, for gross proceeds of $23,057,411 ($29,999,998 CAD). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $6.00 for a period of two years. The Company paid commissions totaling $1,612,500 and issued 3,161,766 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $3.53 for two years from closing.

From January 1 through December 31, 2022, the Company issued:

●	2,291,642 shares for warrants exercised for gross proceeds of $2,452,227

●	1,016,436 shares for stock options exercised for gross proceeds of $1,177,093

●	193,348 shares for compensation to a vendor for services rendered, valued at $611,113

Contractual Obligations

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Finance Lease Obligations	241,736	127,967	113,769
Operating Leases	135,873	2,940	5,880	5,880	121,173
Purchase Obligations[1]	8,833,750	4,030,000	395,000	395,000	4,013,750
Other Obligations[2]	14,696,029	1,476,473	1,938,792	1,904,795	9,375,969
Total Contractual Obligations	23,907,388	5,637,380	2,453,442	2,305,675	13,510,891

[1]	“Purchase Obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

[2]	“Other Obligations” means other financial liabilities reflected on the Company’s statement of financial position.

Transactions with Related Parties

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		December 31, 2022 $	December 31, 2021 $
Consulting	(1)	103,514	61,899
Data acquisition	(2)	55,150	-
Directors’ fees	(3)	192,604	-
Office and administration		-	13,402
Staff costs		1,607,211	1,151,731
Stock option expense		4,729,503	749,255
Total key management compensation		6,687,982	1,976,287

(1)	-	During the year ended December 31, 2022, the Company incurred communications & community engagement consulting fees of $103,514 (2021 - $61,899) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman.

(2)	-	In June 2022, the Company acquired access to the Getty Minerals database pursuant to a purchase agreement with Platoro West Inc., a company owned and operated by the Company’s Executive Chairman (Note 7).

(3)	–	Directors’ Fees are included in staff costs on the consolidated statement of loss and other comprehensive income (loss).

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

During the year ended December 31, 2022, the Company granted 2,566,667 options to key management, with a fair value of $4,729,503 (2021 – 150,000 with a fair value of $749,255).

As at December 31, 2022 and December 31, 2021, the following amounts were owing to related parties:

		December 31, 2022 $	December 31, 2021 $	January 1, 2021 $
Tintina Holdings, Ltd	Consulting services	12,744	6,893	0
Officers and Board members	Accrued compensation	428,630	-	2,319
		441,374	6,893	2,319

Financial Instruments and financial risk management

Please refer to the December 31, 2022 consolidated financial statements on www.sedar.com.

Off Balance Sheet Arrangements

At December 31, 2022 the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Accounting Policies and Critical Accounting Estimates

The Company has prepared its consolidated financial statements in accordance with IFRS. Note 2 to the audited consolidated financial statements for the years ended December 31, 2022, and 2021 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods. Changes resulting from the current-year adoption of new accounting standards are described in Note 2 of the Company’s Consolidated financial statements for the year-ended December 31, 2022, and 2021.

The preparation of consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. There have been no changes to the Company’s approach to critical accounting estimates since December 31, 2022, and readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements for the years ended December 31, 2022, and 2021.

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed consolidated interim financial statements for the period ended December 31, 2022 and this accompanying MD&A (together, the “Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Other MD&A Requirements

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

Contingencies

There are no contingent liabilities that have not been disclosed herein.

Proposed Transactions

There are no proposed transactions at this time.

Risk Factors and Uncertainties

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that enCore will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Economics of developing mineral properties

Mineral exploration and development include a high degree of risk and few properties which are explored are ultimately developed into producing mines.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

With respect to the Company’s properties, should any mineral resource exist, substantial expenditures will be required to confirm that mineral reserves which are sufficient to commercially mine exist on its current properties, and to obtain the required environmental approvals and permits required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

The ability of the Company to sell and profit from the sale of any eventual mineral production from any of the Company’s properties will be subject to the prevailing conditions in the global mineral’s marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties, that are denominated in US dollars. September 30, 2022, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $379,930.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receive interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities and amounts due to related parties are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labor disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will actually be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has No History of Mineral Production or Mining Operations

The Company has never had uranium and other mineral producing properties. There is no assurance that commercial quantities of uranium and other minerals will be discovered at the properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

The Russian invasion of Ukraine is recent and the implications on the global economy, energy supplies, and the uranium and nuclear fuel market are uncertain but may prove to negatively impact our operations.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict currently. In addition to the possible adverse effects on the global economy, the war may result in impacts felt more directly by the nuclear fuel industries and uranium producers specifically. While the imposition of sanctions and counter sanctions may have an adverse effect on energy and economic markets generally, the vast reliance by the U.S. and other nations on uranium exported from Russia and Russian-controlled or influenced sources, including Kazakhstan and Uzbekistan, could result in an even greater impact related to global supply and pricing. While in the short-term such a reordering of global supply could result in higher uranium prices, the long-term impact on the global demand for uranium is uncertain and may be negative. To the extent the war in Ukraine may adversely affect our business as discussed above, it may also have the effect of heightening many of the other risks described in this section, such as those relating to cyber-security, supply chain, inflationary and other volatility in prices of goods and materials, and the condition of the markets including as related to our ability to access additional capital, any of which could negatively affect our business. Because of the highly uncertain and dynamic nature of these events, it is not currently possible to estimate the impact of the Russian – Ukraine war on our business.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements may include, but are not limited to, statements with respect to:

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, production, and community relations operations;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this MD&A are based on material assumptions, including the following:

●	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

●	assumptions regarding the timing and use of our cash resources;

●	our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives;

●	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

●	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

●	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	our expectations regarding spot and long-term prices and realized prices for uranium;

●	our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	our expectations regarding tax rates, currency exchange rates, and interest rates;

●	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	our mineral resource estimates, and the assumptions upon which they are based;

●	our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations;

●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

●	increased competition;

●	assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out herein (including under Risk Factors and Uncertainties) and in the Company’s public filings, including its most recent Annual Information Form, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this MD&A are qualified by the foregoing cautionary statements.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

a)	Issued share capital: 143,225,354 common shares.

b)	Outstanding stock options:

Expiry Date	Outstanding Options	Exercise Price ($ CAD)
May 7, 2023	12,500	4.20
May 15, 2023	108,334	0.18
August 22, 2023	135,625	1.92
January 8, 2024	35,834	0.37
February 6, 2024	62,500	1.84
February 6, 2024	81,250	1.40
February 6, 2024	101,562	2.40
March 27, 2024	16,667	0.40
March 31, 2024	95,833	4.71
May 23, 2024	59,375	1.84
June 3, 2024	1,072,915	0.45
October 19, 2024	66,666	5.76
May 19, 2025	44,686	1.40
May 21, 2025	955,000	0.62
September 1, 2025	50,000	1.05
September 10, 2025	475,000	1.35
October 5, 2025	25,000	1.20
November 25, 2025	33,333	1.25
December 7, 2025	13,333	1.44
January 28, 2026	53,333	2.82
February 26, 2026	145,000	3.24
May 13, 2026	106,641	2.40
May 26, 2026	145,002	4.32
December 1, 2026	33,333	5.40
December 3, 2026	31,667	5.19
January 10, 2027	16,667	5.01
February 14, 2027	2,321,667	4.20
May 2, 2027	83,333	4.32
June 1, 2027	166,667	3.75
July 15, 2027	133,333	3.21
November 1, 2027	148,334	3.65
November 14, 2027	50,000	3.25
December 19, 2027	50,000	3.30
January 5, 2028	15,000	3.10
January 16, 2028	10,000	3.79
February 14, 2028	44,681	3.10
April 5, 2028	15,000	2.93
April 19, 2028	52,000	2.52
	7,067,071

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2022 and 2021

c)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price ($ CAD)
October 22, 2023[1]	1,275,445	1.800
March 9, 2024	158,917	3.000
March 9, 2024[2]	2,271,896	3.900
March 25, 2024	3,267,974	6.000
March 25, 2024	351,307	4.590
May 14, 2025	283,500	3.250
May 14, 2025	1,066,500	3.910
February 8, 2026	5,307,825	4.050
February 14, 2026	23,277,000	3.750
	37,260,364

[1]	Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $1.80 for 36 months.

[2]	Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.90 for 36 months.

d)	Convertible Promissory note:

A portion of the consideration paid to Energy Fuels, Inc in the Company’s acquisition of the Alta Mesa Project was a $60,000,000 secured vendor take-back convertible promissory note. The Promissory Note has a two year term and bears interest at 8% per annum.